Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE 908 DEVICES INC. HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO 908 DEVICES INC. IF PUBLICLY DISCLOSED.

Share Purchase Agreement

dated as of May 4, 2026

by and among

Florentin Coppey Somlaproz 23 1937 Orsieres Switzerland	(FC)

and

Pierre Esseiva Rapille-Dessus 5 1312 Eclépens Switzerland	(PE)

and

Matteo Delbrück Martastrasse 124 8003 Zürich Switzerland	(MD)

and

Parkview Invest AG Rheingasse 74 4058 Basel Switzerland	(Parkview)

and

Matthieu Girod Rue des Alpes 38 1700 Fribourg Switzerland	(MG)

Confidential

(each a Seller and collectively the Sellers)

and (for purposes of Sections 2.2 and 3 only)

NIRLAB SA Somlaproz 23 1937 Orsières Switzerland	(the Company)

and

908 Devices Inc. 44 3rd Avenue Burlington MA, 01803 United States of America	(the Buyer)

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Table of Contents

Whereas			6

1.	Definitions and Interpretation		6
2.	Sale and Purchase of the Shares; Option Treatment		6

2.1	Object of the Sale		6
2.2	Option Treatment		7
2.3	Preliminary Consideration Payable at the Closing		7
2.4	Determination of Adjustments and Adjustment Payments		9

	2.4.1	Determination of Adjustments	9
	2.4.2	Net Debt Adjustment	9
	2.4.3	Net Working Capital Adjustment	9
	2.4.4	Employee Contributions Adjustment	9
	2.4.5	Transaction Payroll Taxes Adjustment	10
	2.4.6	Payment of the Adjustments	10

2.5	Employee Contributions; Transaction Payroll Taxes		10
2.6	Earn-out		11

	2.6.1	Earn-out Consideration	11
	2.6.2	Earn-out Statements; Determination and Dispute Resolution	12
	2.6.3	Earn-out Component 1: 12-Month Recurring Revenue	12
	2.6.4	Earn-out Component 2: [***]	13
	2.6.5	General Earn-out Provisions	15

2.7	Holdback		17

3.	Allocation Statement		18

4.	Closing		18

4.1	Date and Place		18
4.2	Closing Actions		19

	4.2.1	Actions by the Sellers	19
	4.2.2	Actions by the Buyer	19
	4.2.3	Concurrent Closing Actions	19

5.	Other Covenants		19
5.1	Press Releases and Other Public Announcements		19
5.2	Release		20
5.3	[***]		21
5.4	Confidentiality		21
5.5	Lock-up on Stock Consideration and Earn-out Consideration; Restrictive Legends		22
5.6	"Accredited Investor" / "Non-U.S. Person" representations		22
6.	Taxes, Costs, Expenses and Interest		23
6.1	Taxes		23

	6.1.1	Taxes in General	23

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	6.1.2	Transfer Taxes	23
	6.1.3	Tax Refunds and Tax Credits	23
	6.1.4	Tax Returns	23

6.2	Costs and Expenses		24
6.3	Interest		24
6.4	Currencies		24

7.	Representations		24

7.1	Representations of the Sellers		24
7.2	Representations of the Buyer		25
7.3	Exclusive Representations		25

8.	Indemnification by the Sellers		26

8.1	Taxes		26
8.2	General Indemnification		27

9.	Indemnification Procedure		28

9.1	Notification / Third Party Claims		28
9.2	Set-off		29
9.3	Time Limitations		30

	9.3.1	Statute of Limitations (Verjährung) of Claims for Indemnification under Section 8.2	30
	9.3.2	Term of Other Claims for Indemnification	31
	9.3.3	Waiver of Statute of Limitations under Article 210 CO	31

9.4	Limitations on Indemnification Obligations		31

10.	General Provisions		33

10.1	Effect on Third Parties		33
10.2	Notices		34
10.3	Entire Agreement		35
10.4	Amendments and Waivers		35
10.5	No Assignment		35
10.6	Severability		35
10.7	Representative of the Sellers		36
10.8	Relationship between the Sellers and the Buyer		37
10.9	Counterparts; Delivery by Electronic Transmission		37

11.	Governing Law and Dispute Resolution		37

11.1	Governing Law		37
11.2	Dispute Resolution		37

Annex A – Individual Holdings of the Sellers			45

Annex B – Individual Holdings of the Option Holders			46

Annex 1 – Definitions			47

Annex 2.2 – Financial Statements			61

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Annex 2.3(a)(ii) – Establishment of the Estimated Net Debt and the Estimated Net Working Capital	62

Annex 2.4.1 – Determination of Adjustments	63

Annex 2.6.5(b)(i)(i) – Quote to [***]	68

Annex 2.6.5(b)(i)(ii) – Key Terms for Quote to [***]	69

Annex 3 – Allocation Statement	70

Annex 4.2.1 – Closing Actions by the Sellers	71

Annex 4.2.1(a)(i) – Copy of Powers of Attorney	73

Annex 4.2.1(a)(ii) – Assignment Declarations	74

Annex 4.2.1(a)(ii) – Evidence of Ownership	75

Annex 4.2.1(a)(ii) – Forms W-8BEN or W-8BEN-E	76

Annex 4.2.1(b)(i) – Option Cancellation Agreements	77

Annex 4.2.1(b)(iii) – Corporate Actions for Transfer of Shares	78

Annex 4.2.1(b)(iv) – Company's Share Register	79

Annex 4.2.1(b)(v) – Resignation Letters	80

Annex 4.2.1(b)(vi) – Minutes of Shareholders' Meetings for Governance	81

Annex 4.2.1(b)(vii) – Evidence of Termination of Related Party Agreements (except for the Surviving Related Party Agreements)	82

Annex 4.2.1(b)(viii) – Written Copy of Payment Instruction	83

Annex 4.2.2 – Closing Actions by the Buyer	84

Annex 4.2.2(a) – Copy of Powers of Attorney	85

Annex 4.2.2(b) – Evidence of Flow of Funds	86

Annex 4.2.2(c) – Evidence of Issuance of Stock Consideration	87

Annex 4.2.2(e) – UBO Notifications	88

Annex 5.6 – Suitability Documentation	89

Annex 7.1(a)(i) – Fundamental Representations	90

Annex 7.1(a)(ii) – Business Representations	97

Annex 7.1(A) – Disclosure Letter	120

Annex 7.1(a)(i).2(b) – Organizational Documents of each of the Target Companies	121

Annex 7.1(a)(ii).2(l) – Tax Rulings of Target Companies	122

Annex 7.1(a)(ii).5(b) – Surviving Related Agreements	123

Annex 7.1(a)(ii).11 – Material Contracts	124

Annex 7.2 – Representations of the Buyer	125

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Whereas

A.	The Sellers are the legal and beneficial owners of all 1,094,282 registered shares with a nominal value of CHF 0.10 each (the Shares, and each a Share) in the Company, a corporation organized and existing under the laws of Switzerland, registered under identification number CHE-294.335.957, with its registered office at Somlaproz 23, 1937 Orsières, as further set forth in Annex A.

B.	The Option Holders are the legal and beneficial owners of a total of 36,750 Options, whereby each Option entitles its holder to purchase one Share at an exercise price ranging from of CHF 1.00 to CHF 17.55 per Option, as further set forth in Annex B.

C.	The Company is the direct legal and beneficial owner of all 200 quotas (Stammanteile) with nominal value of CHF 100 each (the Subsidiary Shares) in NIRLAB Forensics Sàrl (the Subsidiary and, together with the Company, the Target or the Target Companies).

D.	Each Seller hereby sells and transfers to the Buyer such number of Shares as set forth opposite his or its name in Annex A, and the Buyer hereby buys and accepts all such Shares from each Seller, in each case on the terms set forth in this Agreement.

E.	The Company has determined that, in accordance with the applicable option plan rules, in lieu of physically settling the Options upon exercise, all outstanding Options shall be cancelled against a cash payment and, with regard to certain (but not all) Option Holders, delivery of a certain number of Buyer Shares (as defined below) (net of the aggregate applicable exercise price for the relevant Options (which shall be deducted first from the cash portion), any applicable employee portion of any social security contributions and any payroll taxes) to be made to the Option Holders (collectively the Option Settlement Payments), and, for these purposes, the Company and each Option Holder have entered into an option cancellation agreement (the Option Cancellation Agreement).

Now, therefore, the Sellers and the Buyer (each a Party, and collectively the Parties) agree as follows:

1.	Definitions and Interpretation

Capitalized terms used in this Agreement have the meanings assigned to such terms (a) in the body of this Agreement and referenced in Section 1 (Terms Defined in the Body of the Agreement) of Annex 1 to this Agreement, and (b) Section 2 (Other Definitions) of Annex 1. For purposes of this Agreement, the interpretational rules set forth in Section 3 (Interpretation) of Annex 1 shall apply.

2.	Sale and Purchase of the Shares; Option Treatment

2.1	Object of the Sale

(a)	On the terms of this Agreement:

(i)	each Seller agrees to sell and transfer, and hereby sells and transfers, to the Buyer, and the Buyer agrees to purchase and accept, and hereby purchases and accepts, from each of the Sellers, full legal and beneficial ownership of the Shares, free and clear of any Liens, as set forth next to such Seller's name on Annex A, with all rights attached or accruing to such Shares as of the Closing Date;

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(ii)	each Seller hereby unconditionally and irrevocably waives all rights of pre-emption, redemption, first offer, first refusal, transfer, tag along and drag along and any other rights or restrictions as holder of Shares or Options conferred by the articles of association of the Company or in any other way (including shareholder and similar agreements by and among each of the Sellers and the Company), except for any rights expressly set out in this Agreement, and each Seller agrees to terminate, and hereby terminates, the Shareholders' Agreement, including any provisions that shall survive its termination according to the terms of the Shareholders' Agreement.

(b)	Notwithstanding anything to the contrary in this Agreement, the Buyer shall have no obligation whatsoever to purchase any Shares or make any payment in respect of Options, and/or pay the consideration and/or the earn-out pursuant to Sections 2.3 and 2.6, if not all Shares are hereby transferred to the Buyer and all Options are hereby cancelled in accordance with the terms hereof.

2.2	Option Treatment

(a)	Prior to the date hereof, the Company and the board of directors of the Company have adopted such resolutions and taken such other actions as are necessary, including without limitation providing any required notices and obtaining any required consents (if any), to effectuate the provisions of this Section 2.2(b). In addition, prior to the date hereof, the Company has adopted such resolutions and taken such other actions as are necessary to terminate all Company option plans, subject to and effective as of the Closing Date. All Options shall no longer have any force and effect on or after the Closing Date.

(b)	On the date hereof, without any action on the part of the Option Holders and subject to the Option Holders' execution of an Option Cancellation Agreement, all Options held by the Option Holders are cancelled in their entirety upon Closing, and the Buyer hereby agrees to make a cash payment to the Company to fund (i) the cash portion of the respective Option Settlement Payment to each Option Holder and (ii) the applicable employee portion of any social security contributions and any payroll taxes due on the gross Option Settlement Payment (the Option Settlement Taxes) with respect to the Preliminary Consideration to the Tax Authorities. The portion of the Option Settlement Payment to be delivered in Buyer Shares with respect to the Preliminary Consideration shall be issued by the Buyer directly to the respective Option Holder in accordance with the Option Cancellation Agreement.

(c)	Promptly following the Closing, the relevant Target Company shall make the Option Settlement Payments with respect to the Preliminary Consideration to the Option Holders and pay the Option Settlement Taxes with respect to the Preliminary Consideration through its payroll processing system and in accordance with standard payroll practices.

2.3	Preliminary Consideration Payable at the Closing

(a)	The consideration for the Shares, payable by the Buyer at the Closing in accordance with Section 4.2.2 (the Preliminary Consideration) shall be an amount equal to:

(i)	USD 15,000,000 (US Dollars fifteen million) (the Headline Price) comprised of (y) USD 13,000,000 (US Dollars thirteen million) in cash (the Cash Consideration) and (z) USD 2,000,000 (US Dollars two million) in shares of common stock of the Buyer (the Buyer Shares) (the Stock Consideration) issuable at the Closing in accordance with Section 4.2.2,

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(ii)	(1) minus the amount of any excess, if the Estimated Net Debt (established in accordance with Annex 2.3(a)(ii)) exceeds the Net Debt Threshold, or (2) plus the amount of any shortfall, if the Estimated Net Debt (established in accordance with Annex 2.3(a)(ii)) is less than the Net Debt Threshold,

(iii)	(1) plus the amount of any excess, if the Estimated Net Working Capital (established in accordance with Annex 2.3(a)(ii)) exceeds the Net Working Capital Target Amount, or (2) minus the amount of any shortfall, if the Estimated Net Working Capital (established in accordance with Annex 2.3(a)(ii)) is less than the Net Working Capital Target Amount,

(iv)	minus the Option Settlement Payments with respect to the Preliminary Consideration,

(v)	minus the Option Settlement Taxes with respect to the Preliminary Consideration,

(vi)	minus the Notified Transaction Payroll Taxes with respect to the Preliminary Consideration,

(vii)	minus the Notified Employee Contributions with respect to the Preliminary Consideration,

(viii)	minus the General Holdback Amount,

(ix)	minus the Transaction Expenses.

(b)	The Preliminary Consideration shall be adjusted in accordance with Section 2.4, it being understood that any adjustments pursuant to Section 2.4 shall be made to the Cash Consideration only (and not to the Stock Consideration).

(c)	The allocation of the amounts set forth in Section 2.3(a), and any amounts that may otherwise become payable or issuable at Closing to the Sellers, the Option Holders or the Company shall be made in accordance with the Allocation Statement.

(d)	Subject to Section 2.5, the number of Buyer Shares to be issued to the relevant Seller in respect of the Stock Consideration shall be determined by dividing the portion of the Stock Consideration (in USD) to be delivered to the relevant Seller by the higher of (i) the volume-weighted average price (VWAP) of the Buyer Shares on Nasdaq for the thirty (30) full trading days immediately preceding (but excluding) the Closing Date and (ii) USD 5.88 (such higher amount, the Applicable Share Price), rounded down to the next full number of Buyer Shares (with no cash consideration being due for any fraction).

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(e)	All Buyer Shares issued as Stock Consideration shall be issued pursuant to applicable exemptions from registration pursuant to applicable U.S. Securities Laws and shall bear customary restrictive legends and be subject to the lock-up set forth in Section 5.5.

2.4	Determination of Adjustments and Adjustment Payments

2.4.1	Determination of Adjustments

The Final Net Debt, the Final Net Working Capital, the Final Employee Contributions and the Final Transaction Payroll Taxes shall be determined by establishing the Final Closing Accounts and the Final Adjustment in accordance with Annex 2.4.1. The Preliminary Consideration, as adjusted in accordance with this Section 2.4, together with any Earn-out Consideration payable pursuant to Section 2.6, shall be referred to hereinafter as the Purchase Price.

2.4.2	Net Debt Adjustment

(a)	If the Final Net Debt is greater than the Estimated Net Debt, the Cash Consideration shall be reduced by the amount of such excess, and the Sellers shall, subject to and in accordance with Section 2.4.6 and subject to Section 2.7 pay that amount to the Buyer.

(b)	If the Final Net Debt is less than the Estimated Net Debt, the Cash Consideration shall be increased by the amount of such shortfall, and the Buyer shall, subject to and in accordance with Section 2.4.6, pay that amount to the Sellers.

2.4.3	Net Working Capital Adjustment

(a)	If the Final Net Working Capital is greater than the Estimated Net Working Capital, the Cash Consideration shall be increased by the amount of such excess, and the Buyer shall, subject to and in accordance with Section 2.4.6, pay that amount to the Sellers.

(b)	If the Final Net Working Capital is less than the Estimated Net Working Capital, the Cash Consideration shall be reduced by the amount of such shortfall, and the Sellers shall, subject to and in accordance with Section 2.4.6 and subject to Section 2.7, pay that amount to the Buyer.

2.4.4	Employee Contributions Adjustment

(a)	If the Final Employee Contributions are greater than the Notified Employee Contributions, the Cash Consideration shall be reduced by the amount of such excess, and the relevant Seller shall, subject to and in accordance with Section 2.4.6 and subject to Section 2.7, pay that amount to the Buyer.

(b)	If the Final Employee Contributions are less than the Notified Employee Contributions, the Cash Consideration shall be increased by the amount of such shortfall, and the Buyer shall, subject to and in accordance with Section 2.4.6, pay that amount to the relevant Seller.

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2.4.5	Transaction Payroll Taxes Adjustment

(a)	If the Final Transaction Payroll Taxes are greater than the Notified Transaction Payroll Taxes, the Cash Consideration shall be reduced by the amount of such excess, and the Sellers shall, subject to and in accordance with Section 2.4.6 and subject to Section 2.7, pay that amount to the Buyer.

(b)	If the Final Transaction Payroll Taxes are less than the Notified Transaction Payroll Taxes, the Cash Consideration shall be increased by the amount of such shortfall, and the Buyer shall, subject to and in accordance with Section 2.4.6, pay that amount to the Sellers.

2.4.6	Payment of the Adjustments

(a)	All amounts required to be paid by the Parties pursuant to Sections 2.4.2 through 2.4.5 shall be aggregated or offset against each other, as applicable.

(b)	The balance determined pursuant to Section 2.4.6(a), plus the interest accrued thereon from and including the Closing Date to and excluding the date on which such balance and interest is paid pursuant to this Section 2.4.6(b), calculated in accordance with Section 6.3(a), shall be paid (subject to Section 2.5) by or on behalf of the relevant Party by wire transfer of immediately available funds in USD to the bank account designated in writing by the Party entitled to receive such payment within ten (10) Business Days after the earlier of (i) the Proposed Adjustment becoming final and binding on the Parties pursuant to clause 1(b) of Annex 2.4.1 and (ii) the delivery by the Appraiser (as defined in Annex 2.4.1) of his or her determination of the Final Adjustment to the Parties pursuant to clause 1(d) of Annex 2.4.1.

2.5	Employee Contributions; Transaction Payroll Taxes

(a)	To the extent that any amounts payable under this Agreement to any of the Sellers who are or were employees or directors of any Target Company (the Employee Shareholders) will be qualified as taxable salary (the Taxable Salary), the Buyer shall:

(i)	on behalf of these Employee Shareholders deduct from any amounts payable under this Agreement any Taxes to be borne by the Employee Shareholders in respect of the Taxable Salary, in each case where such Taxes are to be paid and/or withheld by a Target Company (the Employee Contributions) under applicable Tax law (and each of the Sellers who is an Employee Shareholder agrees to any such deduction); and

(ii)	pay (and each of the Sellers who is an Employee Shareholder directs the Buyer to pay) to the relevant Target Company the Employee Contributions and the Transaction Payroll Taxes in accordance with this Agreement.

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(b)	Prior to the date hereof, the Sellers have notified the Buyer of the details of the amounts of the Employee Contributions with respect to the Preliminary Consideration (if any) for each Employee Shareholder (the Notified Employee Contribution Amounts) and the Transaction Payroll Taxes with respect to the Preliminary Consideration (the Notified Transaction Payroll Taxes).

(c)	The relevant Target Company will be responsible for the payment of the Employee Contributions and Transaction Payroll Taxes to the competent Tax Authority, including but not limited to the amounts notified in accordance with Section 2.5(b).

(d)	For the calculation of the Employee Contribution amounts and the Transaction Payroll Taxes with respect to the Shares held by the Employee Shareholders, the Parties agree that the calculations shall take into account the Shares held by PE, MD and MG and that such Taxes shall be determined in accordance with the Swiss Federal Tax Administration Circular 37 of October 30, 2020. The formula value per Share for purposes of such calculation shall be determined pursuant to the practitioner's method in accordance with the Swiss Tax Conference Circular 28 of August 28, 2008.

(e)	If a Tax Ruling confirmation is received at any time prior to November 30, 2026, the Buyer shall instruct the relevant Target Company to recompute the Taxes with respect to the Shares held by PE and/or MD, as applicable, in accordance with such Tax Ruling, and, to the extent the Employee Contribution amounts and the Transaction Payroll Taxes previously calculated and withheld in accordance with Section 2.5(d) exceed the Taxes actually due to the competent Tax Authority, to (i) remit the Taxes actually due to the competent Tax Authority and (ii) promptly pay the excess amount so withheld to PE and/or the Sellers, as applicable. If no Tax Ruling reasonably satisfactory to the Buyer is received prior to November 30, 2026, the Buyer shall instruct the relevant Target Company to pay the Employee Contribution amounts and the Transaction Payroll Taxes calculated and withheld in accordance with Section 2.5(d) with respect to the shares held by PE and/or MD, as applicable, to the competent Tax Authority, with no further right of adjustment of any Seller.

(f)	For the avoidance of doubt, the provisions of Sections 2.5(d) and 2.5(e) shall apply to any amounts payable under this Agreement to any of the Employee Shareholders.

2.6	Earn-out

2.6.1	Earn-out Consideration

In addition to the Preliminary Consideration, as adjusted pursuant to Section 2.4, the Sellers shall be eligible to receive contingent consideration in an aggregate amount of up to USD 8,000,000 (US Dollars eight million) (the Earn-out Consideration), subject to the achievement of the milestones and the terms, conditions and calculations set forth in this Section 2.6, including without limitation Section 2.6.5(e). The Earn-out Consideration shall be payable solely in Buyer Shares and no portion of the Earn-out Consideration shall be payable in cash.

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2.6.2	Earn-out Statements; Determination and Dispute Resolution

(a)	For each earn-out component described in this Section 2.6, the Buyer shall prepare a statement setting forth in reasonable detail the calculation of the applicable Proposed Earn-out Amount and the underlying metrics (each, a Proposed Earn-out Statement) and deliver such Proposed Earn-out Statement to the Sellers' Representative within the time period set forth in Section 2.6.3 or Section 2.6.4, as applicable.

(b)	Each Proposed Earn-out Statement and the related Proposed Earn-out Amount shall become final and binding on the Parties on the twentieth (20th) Business Day after delivery thereof to the Sellers' Representative, unless the Sellers's Representative gives notice of its objection to the Proposed Earn-out Statement and the Proposed Earn-out Amount (an Earn-out Notice of Objection) to the Buyer prior to such date. Any Earn-out Notice of Objection shall specify in reasonable detail the Sellers' Representative's objections and the reasons therefor. If the Sellers' Representative timely delivers an Earn-out Notice of Objection to the Buyer, (i) the dispute resolution mechanisms set forth in Annex 2.4.1 shall apply mutatis mutandis as though references to the Proposed Closing Accounts, the Proposed Adjustment, the Final Closing Accounts and the Final Adjustment were to the Proposed Earn-out Statement, the Proposed Earn-out Amount, the Final Earn-out Statement and the Final Earn-out Amount, respectively, and (ii) the Proposed Earn-out Statement and the Proposed Earn-out Amount shall become final and binding on the Parties on the earliest of (A) the Proposed Earn-out Statement and the Proposed Earn-out Amount becoming final and binding pursuant to clause 1(b) of Annex 2.4.1 (applying mutatis mutandis), or (B) the delivery of a final arbitration award pursuant to clause 1(k) of Annex 2.4.1 (applying mutatis mutandis).

2.6.3	Earn-out Component 1: 12-Month Recurring Revenue

(a)	The first component of the Earn-out Consideration shall be measured over the 2027 calendar year (the Earn-out 1 Period) and shall be based on Recurring Revenue recognized by the Company during the Earn-out 1 Period.

(b)	An amount of up to USD 3,000,000 (US Dollars three million) shall be payable on a dollar-for-dollar basis for Recurring Revenue recognized during the Earn-out 1 Period; provided that, for the avoidance of doubt, the maximum amount payable under this Section 2.6.3 shall not exceed USD 3,000,000 (US Dollars three million).

(c)	Within forty-five (45) Business Days after the end of the Earn-out 1 Period, the Buyer shall deliver to the Sellers' Representative the Proposed Earn-out Statement for this component pursuant to Section 2.6.2, and, upon the Final Earn-out Amount becoming final and binding, the Buyer shall issue the corresponding number of Buyer Shares constituting the Earn-out Consideration for this component within thirty (30) Business Days thereafter.

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(d)	Subject to Section 2.6.5(e), for purposes of calculating the number of Buyer Shares to be issued to the relevant Seller in respect of any Final Earn-out Amount under this Section 2.6.3, the relevant price per Buyer Share shall be determined as follows:

(i)	If the volume-weighted average price (VWAP) of the Buyer Shares on Nasdaq for the thirty (30) full trading days immediately preceding (but excluding) the relevant issuance date of Buyer Shares under this Section 2.6.3 is less than or equal to one-hundred-fifty percent (150%) of the Applicable Share Price, then the relevant price per Buyer Share shall be the Applicable Share Price; and

(ii)	if the volume-weighted average price (VWAP) of the Buyer Shares on Nasdaq for the thirty (30) full trading days immediately preceding (but excluding) the relevant issuance date of Buyer Shares under this Section 2.6.3 is greater than one-hundred-fifty percent (150%) of the Applicable Share Price, then the relevant price per Buyer Share shall be two-third (2/3) of such VWAP, it being agreed that the number of Buyer Shares to be issued shall always be rounded down to the next full number of Buyer Shares (with no cash consideration being due for any fraction).

See table below for illustration purposes only, assuming an Applicable Share Price of USD 6.00 and assuming the earn-out paid to the Sellers under this Section 2.6.3 amounts to USD 3,000,000:

VWAP of Buyer Shares on Nasdaq for 30 full trading days immediately preceding issuance date (in USD)	VWAP used for the calculation of the number of Buyer Shares to be issued (in USD)	Number of Buyer Shares to be issued	Value delivered
6	6	500,000	3,000,000
7.5	6	500,000	3,750,000
9	6	500,000	4,500,000
10	6.666666667	450,000	4,500,000
11	7.333333333	409,090	4,499,990
12	8	375,000	4,500,000
15	10	300,000	4,500,000

2.6.4	Earn-out Component 2: [***]

(a)	The second component of the Earn-out Consideration shall be payable if, on or before December 31, 2027, any Target Company enters into one or more agreements with (i) [***], and/or (ii) [***] (or any other reseller / distributor) (each a Government Counterparty), each having a term of at least five (5) years, that (1) are fully prepaid or (2) if not fully prepaid, constitute a binding purchase commitment similar to a fully prepaid agreed but are paid on an annual basis, as reasonably and in good faith assessed by the Buyer (each, a Qualifying Agreement). For each Qualifying Agreement, the earn-out base shall be the positive difference between (i) the total Recurring Revenue under such agreement over its full contractual term and (ii) the aggregate amount by which the acquisition cost of the devices from the Target Companies' supplier exceeds the resale price of such devices to the relevant Government Counterparty, if any, incurred in connection with such Qualifying Agreement (the Agreement Base Recurring Revenue). For the avoidance of doubt, any and all Recurring Revenue under a Qualifying Agreement shall be applied exclusively to the calculation of the Component 2 Earn-out Amount (as defined below) and shall not be (double-)counted towards the earn-out under Section 2.6.3, even if paid during the Earn-out 1 Period, subject to the following exception: if the Target Companies enter into Qualifying Agreements with both Government Counterparties, then any excess Agreement Based Recurring Revenue generated under (and only) the second (in terms of the date of execution) Qualifying Agreement may be counted towards the earn-out under Section 2.6.3, subject to the terms and conditions of Section 2.6.3. For the purpose of the preceding sentence, the excess Agreement Based Recurring Revenue shall mean the Agreement Based Recurring Revenue under the second Qualifying Agreement which has not been taken into account in the calculation of the Component 2 Earn-Out under this Section 2.6.4 because the maximum Component 2 Earn-out Amounts of USD 5,000,000 has been reached.

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(b)	For each Qualifying Agreement, the earn-out amount shall be calculated as follows (each, a Component 2 Earn-out Amount):

(i)	5-year term: (Agreement Base Recurring Revenue ÷ 5) × 3;

(ii)	6-year term: (Agreement Base Recurring Revenue ÷ 6) × 3.5;

(iii)	7-year term: (Agreement Base Recurring Revenue ÷ 7) × 4;

(iv)	8-year term: (Agreement Base Recurring Revenue ÷ 8) × 4.5;

(v)	9-year term: (Agreement Base Recurring Revenue ÷ 9) × 5;

(vi)	10-year term: (Agreement Base Recurring Revenue ÷ 10) × 6,

provided, however, that (i) the total Component 2 Earn-out Amounts across all Qualifying Agreements pursuant to this Section 2.6.4(b) shall not exceed USD 5,000,000 in the aggregate, and (ii) each Qualifying Agreement shall be considered individually for purposes of meeting any of the relevant Earn-out Consideration milestones.

(c)	Within forty-five (45) Business Days after the earlier of (i) receipt by the relevant Target Company of prepayments under Qualifying Agreements, resulting in the entitlement to the maximum Component 2 Earn-out Amount of USD 5,000,000 calculated pursuant to Section 2.6.4(b), and (ii) December 31, 2027, the Buyer shall deliver to the Sellers' Representative the Proposed Earn-out Statement for this component pursuant to Section 2.6.2, and, upon the Final Earn-out Amount becoming final and binding, the Buyer shall issue the corresponding number of Buyer Shares constituting the Earn-out Consideration for this component within thirty (30) Business Days thereafter; provided, however, that any Earn-out Consideration issued in respect thereof shall be subject to the claw-back set forth in Section 2.6.4(e).

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(d)	The number of Buyer Shares to be issued in respect of any Final Earn-out Amount under this Section 2.6.4 shall be determined pursuant to Section 2.6.3(d).

(e)	If a Target Company is obliged to refund, credit or otherwise return any portion of a prepayment under a Qualifying Agreement or a Government Authority does not fully comply with its purchase commitments and/or payment obligations under a Qualifying Agreement that was not or only partially pre-paid or terminates such binding agreement, in either case in respect of which Earn-out Consideration was issued, then any previously issued Earn-out Consideration in excess of the recalculated amount shall be clawed-back by way of return of Buyer Shares by the Sellers (or, if return is not practicable, cash payment equal to the higher of (i) the fair market value of such excess Buyer Shares as of the issuance date and (ii), in case of divestment and/or transfer of these excess Buyer Shares by the relevant Seller, the fair market value thereof as at the time of divestment and/or transfer).

(f)	The Buyer shall keep the Sellers' Representative reasonably informed, on a timely basis, of all material developments relating to any Qualifying Agreement or Additional Agreement, including by (i) providing copies of any drafts or material correspondence exchanged with the relevant Government Counterparty, (ii) giving the Sellers a reasonable opportunity to comment on material drafts (provided that such comments shall be non-binding), and (iii) promptly notifying the Sellers once a Qualifying Agreement or Additional Agreement is entered into.

2.6.5	General Earn-out Provisions

(a)	All earn-out metrics, including Recurring Revenue and Agreement Base Recurring Revenue, shall be calculated in accordance with U.S. GAAP, and consistent with previous accounting policies, provided any such practices do not conflict with U.S. GAAP. There shall be no duplication between components; amounts counted toward one component shall not be counted toward the other.

(b)	The Earn-out Consideration shall be the Sellers' sole right to contingent consideration. Except as expressly set forth otherwise in this Section 2.6.5(b), nothing in this Agreement shall be construed to require the Buyer or any Target Company to operate the business in any particular manner, provided, however, that the Buyer must procure that during the Earn-Out Period, except with the prior written consent of the Sellers' Representative (which consent shall not be unreasonably withheld or delayed), neither the Buyer nor any Target Company shall:

(i)	until December 31, 2027, increase the fees or materially change the terms set forth in (i) the quote number [***] dated July 30, 2025 submitted by the Subsidiary to [***] for [***] attached hereto as Annex 2.6.5(b)(i)(i), and/or (ii) Annex 2.6.5(b)(i)(ii) on which basis the Company or the Subsidiary intends to draft and submit a quote to [***] (or any other reseller / distributor) for [***]. Notwithstanding the foregoing, such fees or terms may be adjusted upon the occurrence of any of the following:

(A)	a Force Majeure Event;

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(B)	cumulative inflation in Germany exceeding ten per cent (10%) from the baseline date of July 30, 2025, as measured by the official German consumer price index (Verbraucherpreisindex);

(C)	cumulative inflation in France exceeding ten per cent (10%) from the baseline date of the Closing Date, as measured by the official French consumer price index (Indice des prix à la consommation); or

(D)	a significant and sustained disruption in the supply chain for key raw materials or components resulting in an increase of more than ten per cent (10%) in the direct costs of manufacturing or distribution as compared to such costs as at July 30, 2025 (for the relationship with [***]) or the Closing Date (for the relationship with [***])), as applicable; provided that the Buyer provides reasonable evidence of such cost increase and its direct link to the supply chain disruption;

(E)	a change to the quote's terms and conditions requested by the respective Government Counterparty (including, but not limited to, a reduction in the number of devices and/or services requested / ordered or a reduction in the contract term);

(F)	a change in the technical specifications and/or scope of the requested / ordered products and/or services which were not contemplated in the quote, whether requested by the respective Government Counterparty or required by newly discovered circumstances;

(G)	a change in any applicable law, regulation, or binding administrative or judicial order or interpretation after the date hereof that materially increases the cost of performance for the Company or the Subsidiary, as applicable; or

(H)	the imposition of any new or increased taxes, duties, tariffs, or other governmental levies on the goods or services provided, other than taxes on income; and

(ii)	take any action in bad faith with the primary purpose of avoiding or reducing the earn-out.

(c)	All Buyer Shares issued as Earn-out Consideration shall be issued pursuant to applicable exemptions from registration and shall bear customary restrictive legends and be subject to the lock-up set forth in Section 5.5.

(d)	If the Buyer has given a notice or notices of claims or a Notice of Breach to the Sellers' Representative, then the Buyer shall be entitled to withhold the delivery of Earn-out Consideration otherwise due, up to the amount(s) notified in such notice(s), until any claims of the Buyer against any of the Sellers notified in the notice(s) have been finally and bindingly settled among the Parties or adjudicated in a final and binding arbitral award issued pursuant to Section 11.2.

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(e)	The Buyer shall be entitled to (i) deduct and withhold from any Final Earn-out Amount established in accordance with this Section 2.6 the Option Settlement Payment with respect to such Final Earn-out Amount, the Option Settlement Taxes with respect to such Final Earn-out Amount and the Transaction Payroll Taxes with respect to such Final Earn-out Amount, and (ii) pay such withholdings or parts thereof to the relevant Target Company or the relevant Option Holder, as applicable. The relevant Target Company will be responsible for the payment of the Taxes to the competent Tax Authority.

(f)	Notwithstanding any other provision of this Agreement to the contrary, a Seller shall irrevocably forfeit and cease to have any right to receive any Buyer Shares yet to be issued to such Seller in respect of any Final Earn-out Amount (whether such Final Earn-out Amount has become final and binding or is pending determination) if, at any time prior to the issuance of such Buyer Shares: (i) such Seller's employment with the relevant Target Company or Buyer is terminated by the relevant Target Company or Buyer for a reason that would qualify as "cause" (wichtiger Grund) under article 337 CO, provided that such termination has been ruled by a competent court in a final judgment to constitute justified termination for cause; or (b) such Seller is in breach of any of the restrictive covenants set forth in Section 5.3(a) or Section 5.3(b).

(g)	Notwithstanding any other provision of this Section 2.6, the Buyer's obligation to issue any Buyer Shares or otherwise pay any Earn-out Consideration to any Seller shall be conditional upon each Seller who has indicated that he, she or it is a Non-U.S. Person or Accredited Investor delivering to the Buyer, on or prior to the applicable date on which such Buyer Shares are to be issued or such Earn-out Consideration is to be paid, a certificate, in form and substance reasonably satisfactory to the Buyer, confirming that the representations set forth in Section 10 of Annex 7.1(a)(i) are true and correct in all respects as of such date as though made on and as of such date. For the avoidance of doubt, if any such Seller fails to deliver such certificate by the applicable date, the Buyer shall have no obligation to issue any Buyer Shares or pay any Earn-out Consideration to such Seller in respect of the relevant Final Earn-out Amount.

2.7	Holdback

(a)	The Buyer hereby has the right to withhold (i) an amount of USD 1,300,000 (US Dollars one million three hundred thousand) from the Cash Consideration and (ii) a number of Buyer Shares (to be issued) equal to 10% of the Stock Consideration (together the General Holdback Amount) from the Preliminary Consideration. The cash portion of the General Holdback Amount shall be credited to a separate, dedicated account in the name of the Buyer, over which the Buyer shall have full control regarding its investment and management. Any interest accrued on these funds, after deducting any applicable fees and Taxes, shall be credited to the Sellers and Option Holders, as applicable, and be paid to the Sellers and Option Holders, as applicable, at the same time as the last portion of the cash portion of the General Holdback Amount is paid to them. The General Holdback Amount shall serve to secure the proper fulfilment by the Sellers of any of their obligations, and any claims the Buyer may have against the Sellers, under or in connection with this Agreement, including, without limitation, (i) any claims related to Taxes on Taxable Salaries (employer and employee contributions), (ii) any purchase price adjustments pursuant to Section 2.4, (iii) any claw-back right pursuant to Section 2.6.4(e), and (iv) any indemnification claims pursuant to Section 8. Subject to any notification by the Buyer to the Sellers, the General Holdback Amount shall be released by the Buyer to the Sellers twelve (12) months after the Closing Date to the account designated by the Sellers. If the Buyer has given a notice or notices of claims or a Notice of Breach to the Sellers' Representative, then the Buyer shall be entitled to continue to withhold the General Holdback Amount, up to the amount(s) notified in such notice(s), until any claims of the Buyer against any of the Sellers notified in the notice(s) have been finally and bindingly settled among the Parties or adjudicated in a final and binding arbitral award issued pursuant to Section 11.2. For the avoidance of doubt, the Buyer's right to withhold the General Holdback Amount under this Section 2.7 is in addition to, and without prejudice to, the Buyer's rights under Section 2.6.5(d), provided that the Buyer shall not withhold more than once in respect of the same Loss. Any amount recovered by the Buyer from the General Holdback Amount shall reduce the amount that the Buyer is entitled to set off against the Earn-out Consideration in respect of the same Loss, and vice versa.

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(b)	The Buyer shall be entitled to (i) deduct and withhold from any amount released from the General Holdback Amount (the Holdback Release Amount) the Transaction Payroll Taxes with respect to such Holdback Release Amount and (ii) pay such Taxes to the relevant Target Company. The relevant Target Company will be responsible for the payment of the Taxes to the competent Tax Authority.

3.	Allocation Statement

(a)	Prior to the date hereof, the Company has prepared and delivered to Buyer a final spreadsheet dated as of the Closing Date, reasonably satisfactory to Buyer, attached hereto as Annex 3 (the Allocation Statement).

(b)	The Allocation Statement is accompanied by reasonably detailed back-up documentation for the calculations contained therein. The Company shall make available to Buyer and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Allocation Statement and reasonable access to employees of the Company as Buyer may reasonably request in connection with its review of the Allocation Statement, and will otherwise cooperate in good faith with Buyer's and its Representatives review and shall take into consideration in good faith any comments of Buyer on the Allocation Statement. Notwithstanding the foregoing, in no event will any of Buyer's rights be considered waived, impaired or otherwise limited as a result of Buyer not having made an objection prior to the date hereof or it having made an objection that is not fully implemented in a revised Allocation Statement, as applicable.

4.	Closing

4.1	Date and Place

The Closing shall take place on the date hereof, remotely by means of an exchange of electronically scanned copies of the executed Transaction Documents.

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4.2	Closing Actions

4.2.1	Actions by the Sellers

The Sellers have, or have caused their Affiliates to, deliver to the Buyer or its designated Affiliates the documents set forth in Annex 4.2.1.

4.2.2	Actions by the Buyer

The Buyer has, or has caused its Affiliates to, perform the actions set forth in Annex 4.2.2.

4.2.3	Concurrent Closing Actions

The closing actions of the Parties shall be effected concurrently with, and in exchange for (Zug um Zug) each other pursuant to article 82 CO. All documents and items delivered at the Closing pursuant to this Section 4.2 shall be held by the recipient to the order of the Person delivering the same until such time as Closing shall be deemed to have taken place. All documents to be delivered by the Parties at the Closing in accordance with this Section 4.2 shall be deemed to have been executed and delivered and shall cease to be held to the order of the Person delivering them and Closing shall be deemed to have occurred only if and when all such documents have been delivered in accordance with this Agreement (or their delivery waived by the Person entitled to receive the relevant document or item) and the electronic funds transfers in accordance with clauses (b), (d) and (f) of Annex 4.2.2 have been received.

5.	Other Covenants

5.1	Press Releases and Other Public Announcements

Following the date of this Agreement, any public announcement in connection with the transactions contemplated by this Agreement by a Seller shall only be issued after the Parties shall have consulted and agreed on the contents and timing of such public announcement. Notwithstanding the foregoing, nothing in this Agreement shall restrict or prohibit:

(a)	any announcement or disclosure required by Law, any competent Governmental Authority or any competent securities exchange or applicable securities Laws or stock exchange regulations;

(b)	the Buyer or any Target Company from informing its service providers, customers or other interested parties of the transactions contemplated by this Agreement at any time after the Closing;

(c)	the Parties from making any disclosure to any of their or the Target Companies' Representatives who are required to receive such information to carry out their duties (conditional upon any such Person agreeing to keep such information confidential for so long as the Parties are obligated to do so in accordance with this Section 5.1, any other provision of this Agreement or applicable Law);

(d)	subject to prior consultation with the Sellers' Representative, a customary deal announcement by the Buyer and/or any Target Company following the Closing.

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5.2	Release

(a)	Each Seller, for itself, himself or herself, and its, his or her heirs, personal representatives, successors and assigns (collectively, the Releasors), hereby (i) forever fully and irrevocably waives, releases and discharges Buyer, each Target Company, and each of their respective predecessors, successors, direct or indirect subsidiaries and all current equityholders, members, managers, directors, officers, consultants, employees, agents, Representatives, and other representatives (collectively, the Buyer Released Persons) from any and all actions, suits, claims, demands, debts, agreements, obligations, promises, judgments, or liabilities of any kind whatsoever in law or equity and causes of action of every kind and nature, or otherwise (including, claims for damages, costs, expenses, and attorneys', brokers' and accountants' fees and expenses) arising out of or related to events, facts, conditions or circumstances in connection with a Target Company existing or arising prior to the Closing Date (and excluding, for the avoidance of doubt, any claims under this Agreement or any other Transaction Document), which the Releasors can, shall or may have against the Buyer Released Persons, whether known or unknown, suspected or unsuspected, unanticipated as well as anticipated (collectively, the Released Claims), and (ii) irrevocably agrees to refrain from directly or indirectly asserting any claim or demand or commencing (or causing to be commenced) any such Action against any Buyer Released Person based upon any Released Claim.

(b)	The Buyer shall not make any claim against any Seller and each of their respective predecessors, successors, direct or indirect subsidiaries and all current equityholders, members, managers, directors, officers, consultants, employees, agents, Representatives, and other representatives (the Seller Released Persons) in connection with such Seller's ownership or control of the Target Companies in the period up until (and including) the Closing Date. For the avoidance of doubt, the foregoing release does not cover (and, for purposes of clarity, such matters are not hereby released or discharged): (i) any claims or rights under this Agreement, any other Transaction Document or otherwise in connection with the transactions contemplated hereby or thereby and (ii) any claims made for or recoveries in respect of fraud (Betrug), intentional deceit (absichtliche Täuschung, within the meaning of article 28 CO, article 192(3) CO and article 199 CO) or willful misconduct.

(c)	The Buyer will procure that discharge is granted to each member of the board of directors and the officers of each Target Company with respect to his acts or omissions in such capacity occurring on or before the Closing Date (i) promptly after the Closing, and (ii) at the first ordinary shareholders' or members' meeting of such Target Company following the Closing. For the avoidance of doubt, the foregoing discharge does not cover (and, for purposes of clarity, such matters are not hereby released or discharged): (i) any claims or rights under this Agreement, any other Transaction Document or otherwise in connection with the transactions contemplated hereby or thereby (including any of the Buyer’s rights to make claims against the Sellers under this Agreement) and (ii) any claims made for or recoveries in respect of fraud (Betrug), intentional deceit (absichtliche Täuschung, within the meaning of article 28 CO, article 192(3) CO and article 199 CO) or willful misconduct.

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5.3	[***]

5.4	Confidentiality

(a)	The confidentiality agreement executed by the Buyer and the Company on May 5, 2025, as amended on February 19, 2026 (the Confidentiality Agreement) shall terminate on the date hereof, without prejudice to any rights, liabilities and obligations that have accrued prior to such termination.

(b)	Each Seller and the Buyer shall, and shall cause their respective Affiliates and Representatives to, treat and hold as confidential all of the terms and conditions of the transactions contemplated by this Agreement, this Agreement or any other Transaction Document (and which shall, for the avoidance of doubt, include the Purchase Price), subject to Section 5.1. In addition, each Seller shall, and shall cause its respective Affiliates and Representatives to, treat and hold as confidential all other information, data, know-how, trade secrets, business plans, financial information, customer information, technical information and any other non-public information concerning the Target Companies.

(c)	Section 5.4(b) shall not prevent disclosure by a Party to the extent it can demonstrate that:

(i)	disclosure is required by Law, by any stock exchange regulations or any Governmental Authority having jurisdiction; provided, however, that the disclosing Party shall (to the extent permitted by Law and to the extent reasonably feasible in light of the circumstances and timing of the required disclosure) first inform the other Party(ies) of its intention to disclose confidential information and to the extent reasonably practicable take into account their reasonable comments;

(ii)	disclosure is of confidential information which has previously become publicly available other than through that Party's breach of its obligations hereto (or that of his, her or its Representatives);

(iii)	disclosure is made to a Tax Authority or Tax or other professional advisor in circumstances where such disclosure is reasonably necessary for the management of the Tax affairs of any Seller, any Affiliate of a Seller, the Buyer or any Affiliate of the Buyer and, to the extent legally permissible and unless a statutory obligation of confidentiality applies, shall be made subject to a reasonable obligation of confidentiality;

(iv)	disclosure is required for the purpose of any judicial proceedings arising out of this Agreement (or any other Transaction Document);

(v)	disclosure is made on a confidential basis to (x) such Party's Representatives or Affiliates on an as-needed basis or (y) prospective funding providers of the Buyer (including, without limitation, any Affiliates or their Representatives); or

(vi)	disclosure is made to any rating agencies limited to that required for such rating agency to carry out any rating functions in connection with the Buyer's financing arrangements.

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(d)	For the avoidance of doubt, nothing in this Section 5.4 shall prevent Parkview from making any disclosure to its investors and advisors on a confidential basis, to the extent required for reporting and investment management purposes.

5.5	Lock-up on Stock Consideration and Earn-out Consideration; Restrictive Legends

(a)	Each Seller agrees that, for a period of one hundred eighty (180) days from the date of issuance of (i) the Stock Consideration or (ii) any Earn-out Consideration, such Seller shall not, directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, grant any option to purchase or otherwise dispose of or encumber any Buyer Shares received as Stock Consideration or Earn-out Consideration (or any securities convertible into or exercisable or exchangeable for such Buyer Shares), other than (A) transfers to Affiliates who agree in writing to be bound by this Section 5.5, (B) transfers to the extent required by law, court order or to satisfy Tax withholding obligations, or (C) with the prior written consent of the Buyer.

(b)	Certificates or book-entries representing Buyer Shares issued as Stock Consideration or Earn-out Consideration shall bear the following legend (or such other or additional legend as required by applicable securities laws):

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY DOES NOT INTEND TO REGISTER THEM. THE SHARES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON AS DEFINED BY RULE 902(k) ADOPTED UNDER THE ACT, UNLESS THE SHARES ARE REGISTERED UNDER THE ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT."

(c)	The Buyer may instruct its transfer agent to place stop-transfer notations to enforce such restrictions during the lock-up period.

(d)	In the event the Buyer conducts an underwritten public offering during the applicable lock-up period, the Sellers shall, upon request, enter into customary lock-up agreements with the underwriters consistent with the time periods set forth herein.

5.6	"Accredited Investor" / "Non-U.S. Person" representations

Each Seller covenants and agrees, as a condition precedent for receiving any Buyer Shares under this Agreement, to (i) deliver to the Buyer a duly updated, completed and executed suitability questionnaire in the form set forth in Annex 5.6 and to (ii) duly complete and ensure the accuracy of the "Accredited Investor" / "Non-U.S. Person" section on the signature page of this Agreement and to make all corresponding representations related to such declaration, at the date hereof and, as if made anew, each subsequent time such Seller is to receive Buyer Shares under this Agreement, including the issuance of any Earn-Out Consideration. Each Seller shall promptly notify the Company and the Buyer of any changes to the information provided in such annex / section occurring between the date hereof and each time such Seller is to receive Buyer Shares under this Agreement.

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6.	Taxes, Costs, Expenses and Interest

6.1	Taxes

6.1.1	Taxes in General

Except as provided otherwise in this Agreement or any Transaction Document, each Party shall bear all Taxes incurred by or levied on it in connection with or as a consequence of the transactions contemplated by this Agreement or any of the Transaction Documents.

6.1.2	Transfer Taxes

Each Party shall bear any duties imposed on it by applicable Law on the transfer of the Shares (e.g. transfer taxes (Umsatzabgabe)) incurred by or levied on it in connection with the transactions contemplated by this Agreement.

6.1.3	Tax Refunds and Tax Credits

(a)	The Buyer shall be entitled to, and the Sellers shall (in the event of misdirection) reimburse the Buyer for, all refunds and credits of all Taxes for which the Buyer is responsible under this Agreement or any of the Transaction Documents (including for breach of any of the provisions of this Agreement or any of the Transaction Documents), to the extent such refunds and credits have not been and are not taken into account in the adjustments pursuant to Section 2.4.

(b)	The Sellers shall be entitled to, and the Buyer shall (in the event of misdirection) reimburse the Sellers for, all refunds and credits of all Taxes for which the Sellers are responsible under this Agreement or any of the Transaction Documents (including for breach of any of the provisions of this Agreement or any of the Transaction Documents), to the extent such refunds and credits have not been and are not taken into account in the adjustments pursuant to Section 2.4.

6.1.4	Tax Returns

(a)	The Sellers shall be responsible for the timely filing (taking into account any extensions received from the relevant Tax Authorities) of all Tax Returns required to be filed for any period ending on or before the Closing Date with respect to the Target (or any member thereof), whether to be filed by a Target Company or by the Sellers in a consolidated, combined or unitary Tax Return. All Taxes indicated as due and payable on such Tax Returns shall be paid by the Sellers or their Affiliates as and when required by Law. Such Tax Returns shall be prepared on a basis consistent with the basis on which Tax Returns for prior taxable periods were prepared, but with correctness prevailing over consistency and unless a different treatment of any item is agreed to in advance by the Sellers and the Buyer or is required by an intervening change in Law, or other settlement entered into with a Tax Authority, or decision of a judicial authority. The Buyer shall have the right to review any Tax Returns to be filed after the date hereof prior to its filing with the competent Tax Authorities, and any such filing by the Sellers shall not occur without the prior consent of the Buyer, such consent not to be unreasonably withheld.

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(b)	After the Closing Date, the Sellers and the Buyer shall, and shall cause their respective Affiliates to, (i) execute any forms necessary to file a Tax Return with respect to the Target (including any certificates or other documents required to perfect an exemption from, or a reduction of, any Taxes imposed on any Target Company) and (ii) provide information to the other Party regarding any Target Company in connection with (1) such other Party preparing any Tax Returns that such other Party is responsible for preparing and filing, (2) any Tax Liability of such other Party and (3) such other Party preparing for any audits of, or disputes with any Tax Authority regarding, any Tax Returns of any member of the Target.

6.2	Costs and Expenses

Except as expressly provided otherwise in this Agreement, each Party shall bear his or its own costs and expenses (including advisory fees) incurred in the negotiation, preparation and completion of this Agreement.

6.3	Interest

(a)	The interest rate to be applied to the interest calculation set forth in Section 2.4.6(b) shall be one percent (1%) per annum (calculated on the basis of the Day-Count Convention).

(b)	If a Party defaults in the payment when due of any sum payable under this Agreement, such liability of such Party shall be increased to include interest on that sum from (and including) the date when the payment is due until (and excluding) the date of actual payment (whether before or after any judgment) at a rate of two percent (2%) per annum (calculated on the basis of the Day-Count Convention).

6.4	Currencies

(a)	Unless otherwise explicitly stated, all amounts due under this Agreement shall be paid in USD.

(b)	Unless otherwise explicitly stated, all amounts in currencies other than USD shall be converted to USD using the exchange rates as quoted on Bloomberg.

(c)	All amounts due under this Agreement in a currency other than USD shall be paid in such currency and not in USD.

7.	Representations

7.1	Representations of the Sellers

(a)	Each Seller hereby severally (but not jointly or jointly and severally) represents and warrants to the Buyer within the meaning of article 197 CO, in respect of himself or itself only, that the statements set forth in:

(i)	Annex 7.1(a)(i) (such statements together, the Fundamental Representations) are true and correct in all respects as of the date of this Agreement, except that those representations and warranties which are explicitly made as of a specific date shall be true and correct only as of such date; and

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(ii)	Annex 7.1(a)(ii) (such statements together, the Business Representations) are true and correct as of the date of this Agreement, except that those representations and warranties which are explicitly made as of a specific date shall be true and correct only as of such date.

(b)	The Business Representations are made subject to the facts, matters and circumstances set forth in the Disclosure Letter, which disclosures qualify and constitute exceptions to the Business Representations. If a fact, matter, or circumstance is disclosed in a section of the Disclosure Letter, it shall only be deemed to be disclosed in relation to such section of the Disclosure Letter and shall not be deemed to be disclosed in relation to any other section of the Disclosure Letter unless such disclosure is expressly cross-referenced therein.

(c)	Where any conflict arises between, on the one hand, information made available through an online data room, or information otherwise supplied to the Buyer or its advisors by the Sellers or the Company or their advisors and, on the other hand, information contained in the Disclosure Letter, the information contained in the Disclosure Letter shall be solely controlling for purposes of Section 7.1(b).

7.2	Representations of the Buyer

The Buyer hereby represents and warrants to the Sellers within the meaning of article 197 CO that the statements set forth in Annex 7.2 (the Buyer Representations) are true and correct as of the date of this Agreement, except that those representations and warranties which are explicitly made as of a specific date shall be true and correct only as of such date.

7.3	Exclusive Representations

(a)	The Buyer acknowledges that, other than as expressly provided in this Agreement but without limiting any claim as to fraud, intentional misrepresentation and willful misconduct, the Sellers have not made and do not make, and the Buyer has not relied and does not rely on, any representation or warranty, express or implied, pertaining to the subject matter of this Agreement. In particular but without limiting any claim as to fraud, intentional misrepresentation and willful misconduct, the Buyer acknowledges that:

(i)	the Sellers are not making any representations as to budgets, business plans, forward-looking statements, statements of intent or opinion and other projections of a financial, technical or business nature relating to the business of any of the Target Companies, except as expressly set forth in this Agreement, and

(ii)	nothing in any of the information or documents made available to the Buyer prior to the date hereof shall be deemed to constitute a representation or warranty, except as expressly set forth in this Agreement.

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(b)	The Sellers acknowledge that, other than as expressly provided in this Agreement or any other Transaction Document but without limiting any claim as to fraud, intentional misrepresentation and willful misconduct, the Buyer has not made and does not make, and the Sellers have not relied and do not rely on, any representation or warranty, express or implied, pertaining to the subject matter of this Agreement.

8.	Indemnification by the Sellers

8.1	Taxes

Subject to Section 9 and Section 10.8, from and after the Closing, the Sellers shall, irrespective of any fault and irrespective of any disclosure made in the Disclosure Letter, indemnify and hold harmless, on a USD-to-USD basis and without double recovery, the Buyer and each of its Affiliates (including the Target Companies) from and against, and in respect of, and shall reimburse the Buyer and each of its Affiliates (including the Target Companies) all Taxes (or damages resulting from their non-payment) relating to the Target Companies and relating to the period up to and including the Closing Date that have not (i) been paid in full on or before the Closing Date; (ii) been fully covered by provisions in the Final Closing Accounts that have been taken into account in the purchase price adjustments pursuant to Section 2.4; or (iii) been fully covered by provisions in the Financial Statements, including:

(a)	Tax Liabilities (whether incurred or assessed before or after Closing Date) in connection with matters (whether acts, omissions, events or business transactions) occurring up to and including Closing Date;

(b)	Tax Liabilities relating to capital, equity, income, profits and gains earned or received up to and including the Closing Date;

(c)	Liabilities for Taxes of another person as a result of its inclusion in a consolidated, combined or group Tax Return up to and including the Closing Date;

(d)	all Taxes arising out of or in connection with any payment to or for the benefit of the Sellers under this Agreement or the Option Holders under the Option Cancellation Agreements, including any Taxes required to be withheld in connection with any payment to or for the benefit of the Sellers under this Agreement or the Option Holders under the Option Cancellation Agreements to the extent they have not been withheld in accordance with Section 2.5;

(e)	all Taxes in connection with transactions or agreements between the Target Companies themselves or between a Target Company on the one hand and the Sellers or one of their Affiliates on the other hand, which are not considered by the competent Tax Authority to be at arm's length; and

(f)	Tax Liabilities for which the Sellers are responsible in accordance with Section 6.1.4.

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8.2	General Indemnification

(a)	The Sellers shall, irrespective of any fault and, except in respect of Section 8.2(a)(ii), irrespective of any disclosure made in the Disclosure Letter, be liable to the Buyer and its Affiliates (including the Target Companies following Closing) and their respective successors and assigns (the Buyer Indemnitees), subject to the limitations set forth in this Agreement, including Section 9 and Section 10.8 (except that Section 9.4(c) shall not apply with respect to Losses incurred in relation to the matters listed in Section 8.2(a)(vi) below), for any Losses, calculated on a USD-to-USD basis and without double recovery, incurred or sustained by the Buyer Indemnitees as a result of or attributable or related to:

(i)	any breach or violation of any of the Fundamental Representations;

(ii)	any breach or violation of any of the Business Representations;

(iii)	any breach or violation of any covenant, undertaking or agreement of the relevant Seller contained in this Agreement;

(iv)	any Third Party Claim or Action asserting ownership or other rights in, or disputing the Target Companies' right to use and exploit, any Target Intellectual Property Rights;

(v)	the reclassification of any individual engaged by a Target Company as an independent contractor or consultant prior to the Closing Date as an employee by any Governmental Authority or triggered by an employment offer by a Target Company to such individual after the Closing Date (including all back wages, benefits, penalties, fines, interest, and reasonable legal fees and expenses); and

(vi)	any of the matters disclosed in Section 10(h) para 3, Section 13(a) and Section 16(a) of the Disclosure Letter;

provided that except in the case of fraud (Betrug), intentional deceit (absichtliche Täuschung, within the meaning of article 28 CO, article 192(3) CO and article 199 CO) or willful misconduct, the relevant Seller's liability shall not exceed an amount equal to such Seller's Ownership Percentage with respect to the relevant Loss.

(b)	The Buyer shall be liable to any of the Sellers and their respective successors and assigns (the Seller Indemnitees), subject to the limitations set forth in this Agreement, including Section 9 (to the extent applicable pursuant to the terms of this Agreement), for any Losses, calculated on a USD-to-USD basis and without double recovery, incurred or sustained by any of the Seller Indemnitees as result of any breach or violation of:

(i)	any of the Buyer Representations, irrespective of any fault of the Buyer; or

(ii)	any covenant, undertaking or agreement of the Buyer contained in this Agreement (other than the specific indemnification obligations set forth in Section 8.1 and Section 8.2).

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9.	Indemnification Procedure

9.1	Notification / Third Party Claims

(a)	In the event of a claim for compensation under Section 8.2, the Compensated Party shall deliver to the Compensating Party a notice describing in reasonable detail the nature of the matter, circumstance or Third Party Claim (as defined below), the underlying facts and the amount of the reasonably anticipated Losses subject to compensation under Section 8.2, and the basis for his or its claim for compensation under Section 8.2, in each case to the extent then known (such notice, the Notice of Breach) and within the earlier of:

(i)	thirty (30) days after the Compensated Party has obtained knowledge of a matter or circumstance that gives rise to a claim for compensation under Section 8.2; or

(ii)	promptly after receipt by the Compensated Party of a written notice from a third party of any pending or threatened Action against the Compensated Party or Target Company or a submission to, or a decision or order by, any Governmental Authority that has given or could give rise to a claim for compensation under Section 8.2 (a Third Party Claim).

(b)	Failure to give Notice of Breach in accordance with Section 9.1(a) shall not affect the liability provided hereunder except to the extent that the relevant Loss has been caused or aggravated by virtue of the Compensated Party's failure to timely give Notice of Breach in accordance with Section 9.1(a), in which case the Compensating Party shall have no liability for the Losses, or the part of the Losses, so caused or aggravated by the Compensated Party.

(c)	If any Third Party Claim is brought or threatened by a third party (including any Governmental Authority) against any of the Seller Indemnitees or the Buyer Indemnitees and any of the conditions set forth in Section 9.1(d) is or becomes unsatisfied, (i) the Compensated Party may defend against, and, subject to Section 9.1(e), consent to the entry of any judgment on or enter into any settlement with respect to, the Third Party Claim in any manner it may reasonably deem appropriate, (ii) the Compensating Parties will reimburse the Compensated Party promptly and periodically for the reasonable and documented costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses) to the extent indemnifiable pursuant to Section 8 and subject to the limitations, thresholds and caps set forth in this Section 9, and (iii) the Compensating Parties will remain responsible for any Losses the Compensated Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in Section 8 and Section 9.

(d)	Upon receipt of the Notice of Breach, the Compensating Party will have the right to defend the Compensated Party against the Third Party Claim with counsel reasonably satisfactory to the Compensated Party, provided, that (i) the Compensating Party notifies the Compensated Party in writing within thirty (30) days after the Compensated Party has given notice of the Third Party Claim that the Compensating Party will indemnify the Compensated Party from and against the entirety of any Losses the Compensated Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the extent indemnifiable pursuant to Section 8 and subject to the limitations, thresholds and caps set forth in this Section 9, (ii) the Compensating Party provides the Compensated Party with evidence reasonably acceptable to the Compensated Party that the Compensating Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Compensated Party, likely to establish a precedential custom or practice adverse to the continuing business interests or the reputation of the Compensated Party, and (v) the Compensating Party conducts the defense of the Third Party Claim actively and diligently. The Compensating Party will keep the Compensated Party apprised of all material developments, including settlement offers, with respect to the Third Party Claim and permit the Compensated Party to participate in the defense of the Third Party Claim at its own expense and with counsel of its own choosing (provided that such participation does not interfere with the conduct of the defense by the Compensating Party). So long as the Compensating Party is conducting the defense of the Third Party Claim in accordance with this Section 9.1(d), the Compensating Party will not be responsible for any attorneys' fees or other expenses incurred by the Compensated Party regarding the defense of the Third Party Claim.

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(e)	Neither the Compensated Party (and if the Buyer Indemnitees are the Compensated Party, the relevant Target Company) nor the Compensating Party will settle any Third Party Claim without the prior written consent of the Buyer in the case of the Seller Indemnitees or the Sellers' Representative in the case of the Buyer Indemnitees, such consent not to be unreasonably withheld, conditioned, or delayed. Notwithstanding the foregoing, the Compensating Party may settle any Third Party Claim without the consent of the Compensated Party if (i) the settlement involves only the payment of monetary damages by the Compensating Party that the Compensating Party has agreed in writing to, and shall, pay in full, (ii) the settlement does not include any finding or admission of violation of Law, liability or wrongdoing by the Compensated Party, (iii) the settlement expressly provides for a full and unconditional release of the Compensated Party and, if applicable, the relevant Target Company, from all liabilities and obligations with respect to such Third Party Claim, and (iv) will not impose any injunctive or other equitable relief against the Compensated Party.

(f)	Where relevant, the provisions of this Section 9.1 shall be in lieu of, and not in addition to, the Compensated Party's duty to notify the Compensating Party in accordance with article 201 CO.

9.2	Set-off

(a)	In addition to (and without prejudice to) the Buyer's right to withhold Earn-out Consideration pursuant to Section 2.6.5(d) and to withhold the General Holdback Amount subject to Section 2.7, the Buyer shall have the right to set off, deduct and retain from any amounts otherwise payable to the Sellers under this Agreement (including any Earn-out Consideration) any amounts due to the Buyer from the Sellers pursuant to this Agreement (including indemnification obligations under Section 8, purchase price adjustment amounts under Section 2.4, and any other obligations of the Sellers under or in connection with this Agreement), provided that:

(i)	the Buyer has delivered to the Sellers' Representative a written notice specifying in reasonable detail the nature and amount of the claim and the set-off amount;

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(ii)	for disputed claims, the Buyer may withhold the disputed amount pending final resolution, but may only permanently set off against the Earn-out Consideration upon final and binding agreement among the Parties or adjudicated in a final and binding arbitral award issued pursuant to Section 11.2; and

(iii)	no such set-off shall exceed the applicable liability caps set forth in Section 9.4(d).

(b)	Where the Buyer exercises its set-off right against Earn-out Consideration, the number of Buyer Shares to be issued shall be reduced by a number of shares equal to the set-off amount divided by the applicable share price determined in accordance with Section 2.6.3(d) or 2.6.4(d), as applicable. In the event that any set-off amount exceeds the Earn-out Consideration then payable, the excess shall remain an obligation of the Sellers payable, in cash, subject to any limitations set forth in this Agreement.

(c)	Any amount recovered by the Buyer from set off against the Earn-out Consideration shall reduce the amount that the Buyer is entitled to recover from the General Holdback Amount in respect of the same Loss, and vice versa.

(d)	Any amount set off by the Buyer in accordance with this Section 9.2 shall be treated as an adjustment to the Purchase Price for all purposes, including Tax purposes, to the extent permitted by applicable Law.

9.3	Time Limitations

9.3.1	Statute of Limitations (Verjährung) of Claims for Indemnification under Section 8.2

(a)	Any claim for compensation under Section 8.2(a)(i), Section 8.2(a)(ii) or Section 8.2(b)(i) must be notified by the Compensated Party to the Compensating Party with a Notice of Breach on or before:

(i)	with respect to a breach of the Fundamental Representations, the date that is ten (10) years after the Closing Date;

(ii)	with respect to a breach of clause 2 of Annex 7.1(a)(ii) (Taxes), the earlier of (A) the date that is six (6) months after the assessment for the relevant Taxes has been determined and become legally binding without the possibility to reopen the tax assessment (ohne Möglichkeit der Wiedereröffnung im Rahmen eines Nachsteuerverfahrens) and (B) the date that is six (6) months after the expiration of the relevant statute of limitations (or extensions or waivers thereof) applicable to the relevant Taxes (including, for the avoidance of doubt, any period the final tax assessment can be reopened (Nachsteuerverfahren)), but in any event no later than seven (7) years after the Closing Date; and

(iii)	with respect to a breach of clause 21 of Annex 7.1(a)(ii) (Social Security, Pensions and Benefit Plans), the date that is six (6) months after the expiration of the relevant statute of limitations; and

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(iv)	with respect to a breach of any of the Business Representations or the Buyer Representations, other than those referred to in Section 9.2.1(a)(ii), the date that is twelve (12) months after the Closing Date.

(b)	Any claim for compensation subject to the remedy under Section 8.2(a)(iii), Section 8.2(a)(iv), Section 8.2(a)(v) or Section 8.2(b)(ii) must be notified on or before the date or period explicitly specified therein (or, only if no date or period is specified, until ten (10) years after the Closing Date).

(c)	After the relevant date specified in Section 9.3.1(a) or Section 9.3.1(b), any claim for compensation under Section 8.2 shall be considered time-barred (verjährt), if it has not been notified on or before such date; it being understood that any such claim that has been so notified on or before such date shall not be considered time-barred (nicht verjährt), if any of the Compensated Party or the Compensating Party initiates arbitration proceedings in accordance with Section 11.2 or if the Compensating Party waives the statute of limitations (Verjährungsverzicht) within twelve (12) months after such date.

9.3.2	Term of Other Claims for Indemnification

(a)	In the sense of a condition subsequent (resolutive Bedingung), any claim for Losses subject to indemnification under Section 8.1 (Taxes) must be notified on or before, and, if not notified on or before, shall be considered expired (erloschen) after the date determined pursuant to Section 9.3.1(a)(ii).

(b)	Any claim notified on or before the relevant date specified in this Section 9.3.2 may be pursued after such date and shall be time-barred (verjähren) in accordance with the general statute of limitations applicable to such claim pursuant to article 127 et seq. CO.

9.3.3	Waiver of Statute of Limitations under Article 210 CO

Any limitation period or term specified in this Agreement to apply to a claim shall be in lieu of and replace the statute of limitations pursuant to article 210 CO, if and to the extent such statute of limitations pursuant to article 210 CO would otherwise apply to such claim, and the Parties explicitly agree that any statute of limitations pursuant to article 210 CO shall be deemed waived and not apply to this Agreement.

9.4	Limitations on Indemnification Obligations

(a)	All matters and information, regardless of their form, which have been Fairly Disclosed in:

(i)	this Agreement; and

(ii)	the Disclosure Letter delivered by the Sellers to the Buyer on the date hereof (the Disclosure Letter) (and only to the extent expressly and specifically cross-referenced in the Disclosure Letter to the Section(s) of the Business Representations to which such disclosure relates), together with any documents attached to or any documents or information referred to in the Disclosure Letter, such letter attached hereto as Annex 7.1(A);

(all documents and information referred to in this Section 9.4(a), collectively the Disclosure Documents) shall operate as an exclusion of, or, depending on the relevant disclosure, as a limitation to, the Business Representations, and, accordingly, the Sellers shall be under no liability to the Buyer pursuant to Section 8.2(a)(ii) if such liability is based on any matters, facts or circumstances that have been Fairly Disclosed in the Disclosure Documents. The concept of fair disclosure as defined herein shall supersede article 200 CO.

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(b)	The Compensating Party's obligation to compensate the Compensated Party for any claim subject to compensation under this Agreement shall be reduced or excluded, as the case may be, if and to the extent that:

(i)	the Compensated Party has knowingly or intentionally failed to mitigate, or, in the case of the Buyer, knowingly or intentionally prevented the Target Companies from mitigating, the Loss in respect thereof, as required under Swiss Law; or

(ii)	the Compensated Party has actually recovered from any third Person, including, but not limited to, an insurer, any sum in respect of any matter to which a claim made relates, after deduction of all duly documented costs and expenses incurred in making such recovery (including reasonable attorney's fees) and the amount of any deductibles, co-payments, retro-premium obligations and premium increases attributable thereto; or

(iii)	such claim arises or is increased solely as a result of any legislation, regulation, requirement, administrative practice (including, but not limited to, practice of any Governmental Authority) or rule of Law not in force at the date on which this Agreement is executed or the withdrawal after such date of any concession previously made by any relevant Governmental Authority or as a result of any change made or introduced on or after the date on which this Agreement is executed in any legislation, regulation, requirement, administrative practice (including, but not limited to, practice of any Governmental Authority) or rule of Law of any relevant Governmental Authority, whether or not such change or withdrawal purports to be effective retrospectively in whole or part, or any change in the rates of Taxes in force at the date hereof or any imposition of any Taxes or any withdrawal of Relief, in each case not in effect at the date on which this Agreement is executed; or

(iv)	by an amount equal to any provision, reserve or valuation allowance for such Losses that is made or included in the Final Closing Accounts, if and to the extent such provision, reserve or valuation allowance was taken into account in the adjustments pursuant to Section 2.4.

(c)	The Compensating Party shall not have any obligation to indemnify the Compensated Party under Section 8.2(a)(ii), unless (i) the amount of the claim or series of related claims made by the Compensated Party for indemnification thereunder exceeds USD 15,000 (US Dollars fifteen thousand) (such claim or series of related claims, a Qualifying Claim), and (ii) the amount of the Compensating Party's obligation to indemnify the Compensated Party in respect of the relevant Qualifying Claim exceeds, or when aggregated with the amount of the total indemnification obligation of the Compensating Party in respect of all other Qualifying Claims will exceed, USD 150,000 (US Dollars one-hundred-fifty thousand) (the Threshold Amount). If the Threshold Amount has been exceeded, the Compensating Party shall be required to indemnify the Compensated Party from and against any and all such Losses suffered or incurred by the Compensated Party, and not just such Losses in excess of the Threshold Amount. This Section 9.4(c) shall not apply to any indemnification obligation of the Sellers (x) on the basis of a breach of any of the Fundamental Representations, (y) on the basis of a claim under Sections 8.2(a)(iii), 8.2(a)(iv), 8.2(a)(v) or 8.2(b)(i), or (z) on the basis of a claim under Section 2.4.6(b).

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(d)	The aggregate amount of the Sellers' indemnification obligations to the Buyer and its Affiliates under Section 8.2(a)(i) or Section 8.2(a)(ii) shall not exceed:

(i)	an amount equal to the Purchase Price in case of a breach of any of the Fundamental Representations;

(ii)	an amount equal to 25% of the Purchase Price with respect to any of the Business Representations.

(e)	Notwithstanding anything to the contrary in this Agreement, no limitations on liability hereunder, including without limitation under this Section 9.4 shall apply in case of fraud (Betrug), intentional deceit (absichtliche Täuschung, within the meaning of article 28 CO, article 192(3) CO and article 199 CO), or willful misconduct by the Compensating Party.

(f)	The remedies under Section 8.2 for breach of the Fundamental Representations, the Business Representations and the Buyer Representations made pursuant to Section 7.1 and Annex 7.1(a)(i) or Annex 7.1(a)(ii), as applicable, and Section 7.2 and Annex 7.2, respectively, shall be in lieu of, and not in addition to, the remedies provided for under statutory Law or case Law. All remedies provided for under statutory Law or case Law, including the right to rescind this Agreement following the Closing, shall not apply to, and are hereby expressly excluded and waived by each Party with respect to, any such breach. In particular, and without limiting the generality of the foregoing, each Party explicitly waives its right of partial or entire contract rescission under article 24 and article 205 CO, in connection with any such breach.

10.	General Provisions

10.1	Effect on Third Parties

Except as otherwise expressly provided for in this Agreement, no Person other than the Parties shall have any rights, benefits or claims under this Agreement, and nothing in this Agreement is intended to confer any rights, benefits or claims on any Person other than the Parties.

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10.2	Notices

(a)	Any notices or other communications to be given or made under or in connection with this Agreement shall be given or made in writing and delivered by hand or sent (postage prepaid) by registered, certified or express post (return receipt requested), courier or by electronic transmission in .pdf format or similar format to the following addresses:

if to the Sellers:	Florentin Coppey in his capacity as Sellers' Representative Somlaproz 23, 1937 Orsières E-mail: flocoppey@gmail.com

with a copy to:	Wenger Vieli Martin Berweger, Partner Metallstr. 9 6302 Zug Switzerland E-mail: m.berweger@wengervieli.ch

if to the Buyer:	908 Devices Inc. Mark Levine, Chief Legal and Administrative Officer, 44 3rd Avenue Burlington MA, 01803 United States of America E-mail: mlevine@908devices.com with a copy to:

Homburger AG
Andreas Müller
Prime Tower
Hardstrasse 201
8005 Zurich
Switzerland
E-mail: andreas.mueller@homburger.ch

and

Cooley (UK) LLP
Rita Sobral
22 Bishopsgate
London EC2N 4BQ
United Kingdom
E-mail: rsobral@cooley.com

(b)	Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by post or courier shall be deemed delivered when received. Notices given by electronic transmission or e-mail shall be deemed to be delivered at the time such notices are sent to the relevant addresses above, if no delivery failure or error messages are received by the sender.

(c)	The power of attorney pursuant to this Section 10.7 is deemed to be in force as long as it has not been revoked by a notice according to Section 10.2. If it is revoked, the Sellers shall at the same time designate and empower another Seller or a third person as their representative pursuant to this Section 10.7 after consultation with the Buyer, and from the date that notice is given to the Buyer of the appointment of such replacement Sellers' Representative, such substituted representative shall be deemed to be the Sellers' Representative for all purposes of this Agreement and the other Transaction Documents.

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(d)	Irrespective of the delivery or receipt of a notice, any notice given hereunder shall be deemed to have been timely given, if dispatched or sent prior to the expiry of a term or deadline set forth in this Agreement (if any), but the recipient shall be under no obligation to perform any act under this Agreement before it, he or she has received such notice.

10.3	Entire Agreement

This Agreement, including the Annexes and any other documents referred to herein, constitutes the entire agreement and understanding the Parties with respect to the subject matter hereof. This Agreement supersedes and replaces all prior oral or written agreements, negotiations, offers and understandings of the Parties with respect to the subject matter of this Agreement. There are no agreements, covenants, representations or warranties between the Parties with respect to the subject matter of this Agreement other than those provided for in this Agreement.

10.4	Amendments and Waivers

(a)	This Agreement, including amendments to or a waiver of this Section 10.4, may only be modified or amended by a written document signed by all Parties.

(b)	Any waiver of any term or condition of this Agreement, waiver of any breach of any term or condition of this Agreement, or waiver of, or election whether or not to enforce, any right or remedy arising under this Agreement or at Law, must be in writing and signed by or on behalf of the Person granting the waiver, and no waiver or election shall be inferred from a Party's conduct.

(c)	Any waiver of a breach of any term or condition of this Agreement shall not be, or be deemed to be, a waiver of any subsequent breach.

10.5	No Assignment

This Agreement and all or any of the rights and obligations hereunder shall not be assigned by the Sellers without the prior written consent of the Buyer. This Agreement and all or any of the rights and obligations hereunder shall not be assigned by the Buyer without the prior written consent of the Sellers' Representative; provided, however, that the Buyer may assign this Agreement or any of its respective rights and obligations hereunder to any of its Affiliates, or in connection with a sale of all or a material portion of the business or securities of the Target Companies, or to a lender or financing source of the Buyer, any of its Affiliates or a Target Company as collateral security, in each case without the prior written consent of the Sellers' Representative. This Agreement shall inure to the benefit of and be binding upon the Parties, and their respective successors and permitted assigns.

10.6	Severability

Should any part or provision of this Agreement be held to be invalid or unenforceable by any arbitral tribunal, court or Governmental Authority having jurisdiction, the other provisions of this Agreement shall nonetheless remain in full force and effect. In this case, the Parties shall endeavor to negotiate in good faith a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required in this connection .

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10.7	Representative of the Sellers

(a)	Each Seller, on behalf of such Seller and such Seller's successors, heirs and permitted assigns, hereby designates and empowers FC (the Sellers' Representative) as his, her or its authorized representative and general attorney in fact under and in connection with this Agreement and the other Transaction Documents with the right of substitution.

(b)	This power of attorney includes, without limitation, the power to exercise any rights, to fulfill any obligation and satisfy any condition, to negotiate, execute, modify and consummate any agreements or other documents, to give and receive any notices and to make or receive any other form of statement, instruction or other communication on behalf of the Sellers and/or any of them under this Agreement and the other Transaction Documents in connection with the completion of the transactions contemplated by this Agreement, and to contest, negotiate, defend, acknowledge, compromise or settle any actions or claims and to authorize, effect and receive any payment from or to the Sellers or any of them hereunder.

(c)	Each Seller agrees that the Buyer and its Affiliates (including, after the Closing, the Target Companies) shall be entitled to rely without investigation on any notice given or action taken by the Sellers' Representative on behalf of the Sellers or such Seller pursuant to this Section 10.7, and that each such notice or action shall be binding on each Seller as if such Seller had given such notice or taken such action. The Buyer shall be entitled to deal exclusively with the Sellers' Representative on all matters relating to this Agreement and the other Transaction Documents and shall be entitled to disregard any decision, act, consent, waiver, communication, or instruction made, given or executed by any Seller in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby or thereby.

(d)	Any notice given to the Sellers' Representative (until further notice by the Sellers' Representative in accordance with Section 10.2) will be deemed to be and constitute notice to any and all Sellers at the time notice is given to the Sellers' Representative, unless expressly directed to only one or only part of the Sellers, in which case notice given to the Sellers' Representative will be deemed to be and constitute notice to such Seller or Sellers at the time notice is given to the Sellers' Representative. Any action taken by, or notice or instruction received from, the Sellers' Representative will be deemed to be action by, or notice or instruction from, any and all Sellers, unless expressly taken or given in the name and on behalf of only one or only part of the Sellers, in which case it will be deemed to be action taken by, or notice or instruction from, such Seller or Sellers.

(e)	The power of attorney pursuant to this Section 10.7 is deemed to be in force as long as it has not been revoked by a notice according to Section 10.2. If it is revoked, the Sellers shall at the same time designate and empower another Seller or a third person as their representative pursuant to this Section 10.7 after consultation with the Buyer, and from the date that notice is given to the Buyer of the appointment of such replacement Sellers' Representative, such substituted representative shall be deemed to be the Sellers' Representative for all purposes of this Agreement and the other Transaction Documents.

(f)	For the payment to the Sellers of the Purchase Price, the Sellers' Representative shall, on behalf of all the Sellers, designate one single bank account in accordance with the terms of this Agreement, to be used by the Buyer for payment or delivery of the aggregate amount owed to all of the Sellers under this Agreement. Payment of such amount to such account will unconditionally and irrevocably release and forever discharge the Buyer from its respective obligation(s) vis-à-vis all Sellers, and the Buyer shall have no obligation and not be liable whatsoever in respect of the distribution of such amount among the Sellers.

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10.8	Relationship between the Sellers and the Buyer

No Seller shall be jointly and severally liable with any of the other Sellers for any of the obligations undertaken by any of the Sellers pursuant to this Agreement, including, without limitation, in connection with the adjustment pursuant to Section 2.4 or based on the indemnification obligations pursuant to Section 8. Each Seller's liability under this Agreement, including based on the indemnification obligations pursuant to Section 8, or otherwise shall be several (teilschuldnerisch), determined by reference to the Ownership Percentage.

10.9	Counterparts; Delivery by Electronic Transmission

This Agreement may be executed and delivered by each Party in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute one and the same Agreement. This Agreement and any other Transaction Document, and any amendments hereto or thereto, to the extent signed and delivered by means of electronic signature or e-signature (irrespective of whether the relevant electronic signature or e-signature has been issued by a provider recognized or accredited under applicable Law or not) or other electronic transmission (e.g., e-mail delivery in .pdf format or similar format), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

11.	Governing Law and Dispute Resolution

11.1	Governing Law

This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the Parties hereunder, or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort or otherwise, shall be governed by and construed in accordance with the substantive Laws of Switzerland, excluding the UN Convention on Contracts for the International Sale of Goods, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than Switzerland.

11.2	Dispute Resolution

Any dispute, controversy or claim arising out of, or in relation to, this Agreement, including the validity, invalidity, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Arbitration Centre in force on the date on which the notice of arbitration is submitted in accordance with those rules. The number of arbitrators shall be three. The seat of the arbitration shall be Zurich. The arbitration proceedings shall be conducted in English. The law applicable to this arbitration clause shall be Swiss law.

[Signatures on next page]

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Executed as of the date written on the cover page to this Agreement.

Parkview Invest AG

Name:	Name:
Function:	Function:

Please make one selection below:

☐	Accredited Investor: The Seller is an "accredited investor" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 9 and has properly completed and the Suitability Documentation attached as Annex 5.6 with an accredited investor certification providing that such Seller is an "accredited investor".

☐	Non-U.S. Person: The Seller is not a "United States person" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 10. If the Seller is also an "accredited investor" and can make the representations for Accredited Investors set forth in Annex 7.1(a)(i) paragraph 10 , only the "Accredited Investor" box should be checked and the box for "Non-U.S. Person should not be checked.

Address of residency:

☐	The Seller cannot make any of the representations as set forth in Annex 7.1(a)(i) paragraph 9 or 10. Please contact Rita Sobral at rsobral@cooley.com.

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

Florentin Coppey

Please make one selection below:

☐	Accredited Investor: The Seller is an "accredited investor" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 9 and has properly completed and the Suitability Documentation attached as Annex 5.6 with an accredited investor certification providing that such Seller is an "accredited investor".

☐	Non-U.S. Person: The Seller is not a "United States person" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 10. If the Seller is also an "accredited investor" and can make the representations for Accredited Investors set forth in Annex 7.1(a)(i) paragraph 10 , only the "Accredited Investor" box should be checked and the box for "Non-U.S. Person should not be checked.

Address of residency:

☐	The Seller cannot make any of the representations as set forth in Annex 7.1(a)(i) paragraph 9 or 10. Please contact Rita Sobral at rsobral@cooley.com.

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

Pierre Esseiva

Please make one selection below:

☐	Accredited Investor: The Seller is an "accredited investor" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 9 and has properly completed and the Suitability Documentation attached as Annex 5.6 with an accredited investor certification providing that such Seller is an "accredited investor".

☐	Non-U.S. Person: The Seller is not a "United States person" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 10. If the Seller is also an "accredited investor" and can make the representations for Accredited Investors set forth in Annex 7.1(a)(i) paragraph 10 , only the "Accredited Investor" box should be checked and the box for "Non-U.S. Person should not be checked.

Address of residency:

☐	The Seller cannot make any of the representations as set forth in Annex 7.1(a)(i) paragraph 9 or 10. Please contact Rita Sobral at rsobral@cooley.com.

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

Matteo Delbrück

Please make one selection below:

☐	Accredited Investor: The Seller is an "accredited investor" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 9 and has properly completed and the Suitability Documentation attached as Annex 5.6 with an accredited investor certification providing that such Seller is an "accredited investor".

☐	Non-U.S. Person: The Seller is not a "United States person" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 10. If the Seller is also an "accredited investor" and can make the representations for Accredited Investors set forth in Annex 7.1(a)(i) paragraph 10 , only the "Accredited Investor" box should be checked and the box for "Non-U.S. Person should not be checked.

Address of residency:

☐	The Seller cannot make any of the representations as set forth in Annex 7.1(a)(i) paragraph 9 or 10. Please contact Rita Sobral at rsobral@cooley.com.

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

Matthieu Girod

Please make one selection below:

☐	Accredited Investor: The Seller is an "accredited investor" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 9 and has properly completed and the Suitability Documentation attached as Annex 5.6 with an accredited investor certification providing that such Seller is an "accredited investor".

☐	Non-U.S. Person: The Seller is not a "United States person" and makes the representations as set forth in Annex 7.1(a)(i) paragraph 10. If the Seller is also an "accredited investor" and can make the representations for Accredited Investors set forth in Annex 7.1(a)(i) paragraph 10 , only the "Accredited Investor" box should be checked and the box for "Non-U.S. Person should not be checked.

Address of residency:

☐	The Seller cannot make any of the representations as set forth in Annex 7.1(a)(i) paragraph 9 or 10. Please contact Rita Sobral at rsobral@cooley.com.

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

908 Devices Inc.

Name: Kevin J. Knopp Function: CEO & Co-founder

Signature page to Project Bliss / Share Purchase Agreement

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Executed as of the date written on the cover page to this Agreement.

NIRLAB SA

Name:	Name:
Function:	Function:

Signature page to Project Bliss / Share Purchase Agreement

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Project Bliss / Share Purchase Agreement

Annex A – Individual Holdings of the Sellers

Name of Seller	Jurisdiction	Number of Shares Held	Type of Shares	Ownership Percentage (approx.)
Florentin Coppey	Orsières, Switzerland	709,375	Registered shares	64.83%
Pierre Esseiva	Eclépens, Switzerland	78,125	Registered shares	7.14%
Matteo Delbrück	Zurich, Switzerland	64,063	Registered shares	5.85%
Parkview Invest AG	Basel, Switzerland	222,719	Registered shares	20.35%
Matthieu Girod	Fribourg, Switzerland	20,000	Registered shares	1.83%

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Annex B – Individual Holdings of the Option Holders

Name of Option Holder	Number of Options Granted	Exercise Price per Option (in CHF)
Malik Beytrison (EMP-05)	2,000	1.00
Marcello Vanzulli (EMP-13)	5,000	1.00
Maurice Bleeker (EMP-06)	7,500	1.00
Florent Devillard (EMP-04)	2,500	1.00
Isabelle Radgen Morvant (EMP-08)	3,000	4.35
Viktoriia Sakun (EMP-11)	5,000	10.15
Adriano Pagano (EMP-09)	2,000	11.85
Angelos Apostolopoulos (EMP-10)	2,500	11.85
Baptiste Billardon (EMP-07)	2,250	16.85
Riccardo Voccio (EMP-14)	2,500	14.35
Megan Ross (EMP-15)	2,500	17.55
Total	36,750	---

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Project Bliss / Share Purchase Agreement

Annex 1 – Definitions

1.	Terms Defined in the Body of the Agreement

Agreement Base Recurring Revenue	15
Allocation Statement	19
Applicable Share Price	10
Appraiser	66
Business Representations	28
Buyer	2
Buyer Indemnitees	30
Buyer Released Persons	21
Buyer Representations	28
Buyer Shares	9
Cash Consideration	9
Company	2
Component 2 Earn-out Amount	15
Confidentiality Agreement	24
Contaminants	103
Disclosure Documents	35
Disclosure Letter	35
Earn-out 1 Period	13
Earn-out Consideration	13
Earn-Out Notice of Objection	13
Employee Benefit Plans	118
Employee Contributions	12
Employee Shareholders	11
Estimates	65
Final Adjustment	66
Final Closing Accounts	66
Fundamental Representations	28
General Holdback Amount	18
Government Counterparty	15
Headline Price	9
Holdback Release Amount	19
Information Technology Assets	103
Insurance Policies	111
IRC	98
Material Contracts	108
Most Recent Fiscal Year End	53
Notice of Breach	31
Notice of Objection	66

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Notified Employee Contribution Amounts	12
Notified Transaction Payroll Taxes	12
Option Cancellation Agreement	7
Option Settlement Payments	7
Option Settlement Taxes	8
Parties	7
Party	7
Preliminary Consideration	9
Proposed Adjustment	66
Proposed Closing Accounts	66
Proposed Earn-out Statement	13
Purchase Price	10
Qualifying Agreement	15
Qualifying Claim	36
Real Property Leases	105
Receivables	96
Released Claims	21
Releasors	21
Restricted Parties	22
Seller	2
Seller Indemnitees	31
Sellers	2
Sellers' Representative	39
Share	7
Shares	7
State Act	94
Stock Consideration	9
Subsidiary	7
Subsidiary Shares	7
Target	7
Target Companies	7
Target Intellectual Property	99
Target Intellectual Property Agreements	99
Taxable Salary	11
Technical Deficiencies	103
Third Party Claim	31
Threshold Amount	36

2.	Other Definitions

As used in this Agreement in capitalized form, the following terms shall have the following meaning:

Accounts Receivable means any trade accounts receivable, notes receivable, negotiable instruments and similar rights of the Target Companies.

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Accredited Stockholder means a holder of Buyer Shares who either (a) has completed and delivered to the Company and Buyer at least three (3) days prior to the Closing Date duly executed Suitability Documentation, in form and substance reasonably satisfactory to Buyer, certifying that such holder of Buyer Shares is an "accredited investor" (as such term is defined in Rule 501(a) under the Securities Act) or (b) is determined by Buyer in its sole discretion to be an "accredited investor" (as such term is defined in Rule 501(a) under the Securities Act).

Action means any action, complaint, suit, litigation or objection of any third party or any audit, litigation, arbitration, Order, injunction, fine, subpoena, investigation or other proceeding by or before any Governmental Authority or arbitration tribunal.

Affiliate means, with respect to the Person to which it refers, (a) a Person that exercises Control over a second Person, or is under Control by it, or is under common Control by the same Person, (b) any officer, director or shareholder of such Person, (c) any parent, sibling, descendant or spouse of such Person or of any of the Persons referred to in clauses (a) and (b), and (d) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals.

Agreed Exchange Rate means: (a) in respect of CHF to USD, 1.23; (b) in respect of EUR to USD, 1.16; and (c) in respect of any other currency to USD, the applicable exchange rate as quoted on Bloomberg for March 31, 2026.

Agreement means this share purchase agreement, including all of its Annexes and related documents.

Bug means any and all bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data).

Business Day means any day, other than a Saturday or a Sunday, on which commercial banks are open for business in Zurich, Switzerland, and Burlington, Massachusetts, United States of America.

Cash means the USD amount calculated in accordance with Annex 2.4.1.

CHF means Swiss francs, being the lawful currency of Switzerland.

Closing means the consummation of the transactions as described in Section 4.2.

Closing Accounts means the consolidated financial statements of the Target Companies as at the Closing Date.

Closing Date means the date of this Agreement, being the date on which the Closing actually occurs, as provided in Section 4.1.

CO means the Swiss Code of Obligations (Bundesgesetz betreffend die Ergänzung des Schweizerischen Zivilgesetzbuches (Fünfter Teil: Obligationenrecht)).

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Compensated Party means the Party and other Persons (if any) to be compensated pursuant to Section 9, as the case may be.

Compensating Party means the Party and other Persons (if any) subject to an obligation to compensate pursuant to Section 9, as the case may be.

Consolidated Financial Statements means the unaudited consolidated financial statements of the Company as of December 31, 2025 (the Most Recent Fiscal Year End), attached hereto as Annex 2.2.

Contaminants means any and all "back door", "drop dead device", "time bomb", "Trojan horse", "virus", or "worm" (as such terms are commonly understood in the software industry) or any other similar code.

Contract means any oral or written contract, understanding, commitment, lease, license, purchase order, bid or other agreement.

Control is deemed to exist if a Person (directly or indirectly) owns more than half of the voting rights or equity capital of a Person, or is otherwise able to exercise a controlling influence over another Person.

Copyrights means all transferable rights, titles and interests in works of any kind amenable to copyright protection, including, but not limited to, registered copyright (if any), reports, studies, documents, files, computer programs, data bases, models, designs, plans, drawings and the like.

Day-Count Convention means a calculation of interest on the basis of a 365-day year.

Debt means the USD amount calculated in accordance with Annex 2.4.1.

Disclosure Letter means Annex 7.1(A), as delivered by the Sellers to the Buyer concurrently with the execution of this Agreement.

Domain Names mean internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

Environmental Damage means any pollution of the soil, soil-air, leachate, ground water or any surface water, harmful substances on or in buildings or other structures (e.g., asbestos), any underground structures or technical facilities or any parts thereof, warfare agents or waste, as well as any contamination of the soil, and any substances or combination of substances that exist in or on any buildings and that are considered hazardous or potentially harmful to the environment, in each case as specified in more detail in the applicable ministerial or administrative regulations or technical standards.

Environmental, Health, and Safety Requirements means all applicable Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, cleanup of or exposure to any hazardous substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation.

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Estimated Net Debt means the estimate of Net Debt as established pursuant to Annex 2.3(a)(ii).

Estimated Net Working Capital means the estimate of Net Working Capital as established pursuant to Annex 2.3(a)(ii).

Fairly Disclosed means disclosed in sufficient detail to enable a reasonable buyer or its advisors, applying due care, to identify the nature and scope of the facts, matters or circumstances so disclosed and assess the impact of such facts, matters or circumstances on the Target Companies.

Final Earn-Out Amount means, with respect to any earn-out component under Section 2.6, the amount finally determined to be payable to the Sellers in accordance with Section 2.6 and Annex 2.4.1.

Final Earn-Out Statement means, with respect to any earn-out component under Section 2.6, the statement setting forth the calculation of the applicable earn-out amount that has become final and binding in accordance with Section 2.6 and Annex 2.4.1.

Final Employee Contributions means the Employee Contributions as finally and bindingly established in accordance with Annex 2.4.1.

Final Net Debt means the Net Debt as finally and bindingly established on the basis of the Final Closing Accounts.

Final Net Working Capital means the Net Working Capital as finally and bindingly established on the basis of the Final Closing Accounts.

Final Transaction Payroll Taxes means the Transaction Payroll Taxes as finally and bindingly established in accordance with Annex 2.4.1.

Financial Debt with respect to the Target Companies means:

(a)	indebtedness for borrowed money (whether short term or long term);

(b)	indebtedness evidenced by notes, bonds or debentures;

(c)	all obligations in respect of letters of credit and bankers' acceptances, in each case, to the extent drawn, other than instruments supporting or guaranteeing any obligations of the Target Companies;

(d)	all unpaid income Taxes for the period up to the Closing Date, net of available Tax credits or refunds;

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(e)	all obligations for the deferred purchase price of goods, services, assets, securities or property (including Tax-related payments, earnouts, holdbacks, seller notes, purchase price adjustments, royalties, or other similar payments (whether contingent or otherwise), each calculated at the maximum potential amount payable);

(f)	the outstanding principal amount and all other payment obligations of all leases that are required to be classified as capital leases (excluding real estate leases);

(g)	all interest rate, currency swap, futures Contracts, caps, collars, foreign currency exchange agreements or other similar agreements or hedging arrangements;

(h)	all obligations for all declared but unpaid dividends or distributions;

(i)	all obligations for severance, defined benefit pension/post-termination or retiree health and welfare benefits, deferred compensation obligations and a prorated portion of commissions and incentive compensation with respect to the period prior to the Closing, whether or not accrued (in each case including the employer share of any payroll or similar Taxes payable with respect to the foregoing);

(j)	all obligations for all accrued but unpaid paid time off, vacation pay or other similar employee-related liabilities, together with the employer share of any Taxes due thereon with respect to the period prior to the Closing, in each case to the extent outside the ordinary course of business;

(k)	all amounts owed or payable to affiliates of the Target Companies or to the Sellers;

(l)	all amounts secured by an encumbrance (other than Permitted Liens) on the Target Companies' assets,

(m)	all interest accrued until Closing with respect to any of the obligations referred to in clauses (a) through (l) above; and

(n)	all fees, premiums or prepayment penalties or similar charges or expenses relating to the prepayment of any of the obligations referred to in clauses (a) through (l) above.

Financial Statements means the Consolidated Financial Statements and the Statutory Financial Statements.

Governmental Authority means any foreign, domestic, federal, territorial, supranational, national, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other body or agency, or any political or other subdivision, department or branch of any of the foregoing.

Indebtedness means any financial indebtedness which is in the nature of borrowings.

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Intellectual Property Rights means all Swiss and foreign intellectual property, including, without limitation, rights arising from or in respect of the following: (i) all inventions, claims contained in patent applications and issued or granted Patents, renewal applications, and letters of patent granted with respect to any of the foregoing, Patents of addition, supplementary protection certificates, registration or confirmation Patents and all reissues, re-examination and extensions thereof and any patent restoration or extension period granted by a Governmental Authority; (ii) technology; (iii) all Copyrights (whether registrable or not), registration applications and all related rights (including rights to computer programs); (iv) all rights in the nature of Copyright, moral rights and database rights; (v) all designs and any registrations and applications therefor; (vi) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto; (vii) all rights in World Wide Web addresses, URL's and Domain Names and applications and registrations therefor; (viii) all name and company name rights, Trademarks, trade names and logos, including registrations and applications therefor and all goodwill associated therewith; and (ix) all rights in know-how, trade secrets and confidential information, rights protecting reputation and goodwill, rights in preventing unfair competition.

Key Persons means FC, MD, MG, Maurice Bleeker, Viktoriia Sakun and Marcello Vanzulli.

Law means any domestic or foreign law, statute, ordinance, regulation, rule, code, treaty, order, judgment, writ, injunction, act, decree, decision, ruling, award or other requirement having the force of law of any Governmental Authority, including common law.

Liability means any obligation, commitment, contingency or liability of any nature whatsoever, whether direct or indirect, matured or unmatured, liquidated or unliquidated, known or unknown, asserted or not asserted, absolute, accrued, contingent, fixed or otherwise, except that there shall not be any liability under this Agreement in respect of any contingent liability unless and until such contingent liability becomes an actual liability and is due and payable, and including, without limitation, any Losses.

Licenses means all licenses, permits, registrations and government approvals of any kind or nature.

Lien means any lien, charge, encumbrance, claim, deed of trust, easement, right of way, covenant, or security interest, including but not limited to interests arising from options, warrants, pledges, mortgages, indentures, security agreements, transfer restrictions, proxy, encroachment, rights of first refusal or rights of pre-emption, irrespective of whether such Lien arises under any agreement, covenant, other instrument, the mere operation of statutory or other Laws or by means of a judgment, order or decree of any court, judicial or administrative authority, and shall also mean any approval or consent required from a third party to the exercise or full vesting of a right or title.

Loss means any and all Liabilities, damages, losses and of any kind, whether accrued, contingent or otherwise, including penalties and settlements, Taxes, fines, interest, costs and expenses, whether or not involving a third party claim, and including reasonable costs and expenses of legal and other advisers and agents in connection with any action, claim, judgment, adjudication or settlement. To calculate the Loss, any net Tax cost incurred by the Buyer or any of its Affiliates (including the Target Companies) and any net Tax benefit actually realized by the Buyer or any of its Affiliates (including the Target Companies) as a result of any indemnification payment hereunder shall be taken into account.

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Material Adverse Effect means an event, change or occurrence, a fact, circumstance or event that occurs or arises which, either alone or together with such other facts, circumstances or events, (x) has had or could have a material adverse effect on any of the Target Companies or on the business, operations, results of operations, financial condition, assets (including intangible assets) or liabilities of any of the Target Companies or (y) could materially impair or delay the ability of the Target Companies to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall exclude any changes resulting from (i) general economic or industry conditions in the geographical areas in which the Target Companies operate, (ii) changes in law, (iii) pandemics, and (iv) acts of war or terrorism, in each case, only to the extent it does not have a disproportionate effect on the Target Companies and the business of the Target Companies, taken as a whole, relative to other participants in the industries or markets in which the Target Companies operate.

Net Debt means the USD amount calculated in accordance with Annex 2.4.1.

Net Debt Threshold means negative USD 1,635,781 (US Dollars one million six hundred thirty-five thousand seven hundred eighty-one).

Net Working Capital means the USD amount calculated in accordance with Annex 2.4.1.

Net Working Capital Target Amount means USD 509,780 (US Dollars five hundred nine thousand seven hundred eighty).

OFAC means the United States Treasury Department's Office of Foreign Assets Control.

Open Source Software means any and all software that is distributed in source code form or as "open source software" or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License).

Option shall mean all issued and outstanding options (whether or not vested) to purchase or otherwise acquire shares in the Company.

Option Holder shall mean any Person holding any Option that is outstanding immediately prior to the Closing.

Order means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

Ownership Percentage means, with respect to a Seller, a percentage equal to the proportion that the number of Shares sold or to be sold by such Seller bears to the total number of Shares sold or to be sold by all Sellers as set forth in Annex A.

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Patents means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of any of the foregoing.

Permit means any governmental or other mandatory license, franchise, approval, authorization, consent, exemption, waiver, registration, certificate, clearance, accreditation, variance and similar right.

Permitted Lien means (i) any Liens of landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, and (ii) Liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar Laws for which adequate reserves have been established in the Financial Statements.

Person means any natural person and legal entity (under public and private law), legal association and partnership with and without legal personality, corporation, institution and trust, government authority and any other legal entity (including sole proprietorships) engaged in commercial activities.

Proposed Earn-Out Amount means, with respect to any earn-out component under Section 2.6, the amount proposed by the Buyer to be payable to the Sellers as set forth in the applicable Proposed Earn-out Statement.

Proposed Earn-Out Statement means, with respect to any earn-out component under Section 2.6, the statement prepared by the Buyer pursuant to Section 2.6.2(a) setting forth in reasonable detail the calculation of the Proposed Earn-out Amount and the underlying metrics.

Recurring Revenue means revenue of the Target Companies that is recognized or recognizable over time and includes:

(A) subscriptions, algorithms and licenses that are recognized or recognizable over time: for reference see the following line accounts in the consolidated P&L accounts of the Target Companies of December 31, 2025:

3203	Software Subscriptions (Term licence to NIRLAB mobile + web app

3205	Sales Maintenance and Support (Annual support / maintenance contracts)

3210	microNIR Rental (on subscription), limited however to hardware rental in bundle with subscription for Swiss Police only

3220	NIRStore Licenses (Term licence to the NIRStore platform (host of the algorithms)

3221	Cannabis Algorithm (Term licence to the Cannabis identification algorithm)

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3222	Polymer Algorithm (Term licence to the Polymer algorithm)

3230	Narcotics Algorithm (Term licence to the Narcotics identification algorithm); and

(B) services related to warranty extensions and billable service on the relevant devices: for reference see the following line accounts in the consolidated P&L accounts of the Target Companies of December 31, 2025:

3400	Revenues from Services

3410	Warranty Extensions,

in each case (i) measured and recognized in accordance with U.S. GAAP and (ii) converted from the relevant currency into USD at the Agreed Exchange Rate. For the avoidance of doubt, Recurring Revenue excludes one-time, non-recurring fees (including non-recurring implementation, installation, and training fees), pass-through taxes, VAT or similar sales taxes, and is recorded net of customary and ordinary-course discounts, rebates, credits and chargebacks.

Relief means, unless the context otherwise requires, any loss, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or right to or actual repayment or refund of or saving of Tax (including any repayment, supplement, fee or interest in respect of any Tax), which will (i) reduce the actual amount of Tax owed by any Target Company, or (ii) result in an actual Tax benefit or an actual payment to any Target Company.

Representative of a Person means such Person's directors, officers, managers, employees, agents, advisors, accountants, insurers, financing sources, legal representatives and other representatives.

Sanctioned Party Lists means (a) the list of sanctioned entities maintained by the United Nations, (b) the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, OFAC, (c) the U.S. Denied Persons List, the U.S. Entity List and the U.S. Unverified List, all administered by the U.S. Department of Commerce, (d) the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy and (e) similar lists of sanctioned parties maintained by other Governmental Authorities with regulatory authority over the Target Companies and their operations from time to time.

Sanctions means those applicable trade, economic and financial sanctions, and export control laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the Department of the Treasury, OFAC), (b) the European Union and enforced by its member states, (c) the United Nations, (d) His Majesty's Treasury, or (e) other similar Governmental Authorities with regulatory authority over the Target Companies and their respective operations from time to time.

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Securities Act means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

Shareholders' Agreement means the shareholders' agreement relating to the Company dated as of September 30, 2023, as amended on February 18, 2026.

Statutory Financial Statements means (i) the audited statutory financial statements of the Company and (ii) the unaudited financial statements of the Subsidiary, both as of the Most Recent Fiscal Year End, attached hereto as Annex 2.2.

Suitability Documentation means the suitability questionnaire in the form set forth in Annex 5.6.

Target Intellectual Property Rights means any and all Intellectual Property Rights related to the Target Companies' business, the Target Products or the Target Software that are owned by or licensed to, or purported to be owned by or licensed to, a Target Company.

Target Products means all products or services, including the Target Software, produced, manufactured, licensed, designed, developed, sold, marketed, distributed, provided, used or performed by or on behalf of the Target Companies (together with any technology, software, Intellectual Property Rights and other proprietary processes and data used with and in any such products and services).

Target Software means any and all software of a Target Company (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed, or sold by a Target Company, but excluding any third party software that is generally available on standard commercial terms and is licensed to a Target Company solely for internal use on a non-exclusive basis.

Target Technology means all Technology owned or purported to be owned by the Target Companies.

Tax or Taxes means all tax liabilities, including income taxes (personal or corporate), capital taxes, stamp duties (both on the issuance and on the transfer of securities), withholding taxes, value added taxes, real estate gains taxes, real estate transfer taxes, property and land taxes, business taxes, custom duties, import taxes, payroll taxes (tax at source), any employer and employee social security contributions (including, for the avoidance of doubt, the Swiss AHV/IV/EO/ALV) or payments of equivalent nature, unemployment, pension or similar benefit contributions, and all other taxes, duties, levies or imposts payable to any competent Taxing Authority in any jurisdiction, as well as any related interest, penalties, costs and expenses.

Tax Authority means any Governmental Authority having jurisdiction over Tax Returns or assessment, determination, collection, or other imposition of any Taxes.

Tax Returns means all returns, declarations, reports, statements and other documents required to be filed by any Target Company to any Tax Authority in respect of any Taxes, and the term Tax Return means any one of the foregoing Tax Returns.

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Tax Ruling means a tax ruling issued by the Tax Authority of the canton of Vaud (with respect to PE) or the canton of Zurich (with respect to MD) that either (i) confirms that none of the payments to PE or MD under this Agreement qualify as Taxable Salary or (ii) to the extent a portion of the payments under this Agreement qualify as Taxable Salary, define the actual Tax amount or underlying calculation mechanism.

Technology means all items related to, constituting, disclosing or embodying any or all of the following, including all versions thereof and all technology from which such items were derived, including (i) works of authorship including computer programs, whether in source code or in executable code form, architecture and documentation, (ii) inventions (whether or not patentable), technology, discoveries and improvements, (iii) proprietary and confidential information, trade secrets and know how, (iv) databases, including customer databases, data and customer compilations and collections, and customer and technical data, (v) methods and processes, and (vi) devices, prototypes, designs and schematics.

To the Sellers' Best Knowledge (or any similar expression, such as "to the best of the knowledge of the Sellers") means, in connection with any statement in the Business Representations that is qualified by any such expression, the knowledge of anything of which any of the Sellers or any Key Person who is not a Seller has actual knowledge or after due and careful inquiries, the knowledge any of the Sellers or any Key Person who is not a Seller should have if he/she would have applied the diligence that can be reasonably expected in view of his/her respective function in the Target Companies or the transactions contemplated by this Agreement.

Trademarks means (i) trademarks, service marks, fictional business names, trade names, commercial names, certification marks, collective marks and other proprietary rights to any words, names, slogans, symbols, logos, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services; (ii) registrations, renewals, applications for registration, equivalents and counterparts of the foregoing; and (iii) the goodwill of the Target Companies' business associated with each of the foregoing.

Transaction Documents means this Agreement, the Disclosure Letter and any other document entered into or to be entered into pursuant to this Agreement.

Transaction Expenses means collectively: (i) any transaction bonuses, together with the employer portion of any payroll or employment Taxes and any employer contributions arising from or required in connection with such payments, that are paid or payable by any Target Company or which become due or are otherwise required to be made as a result of or in connection with this Agreement or the consummation of the transactions contemplated by this Agreement, (ii) all brokerage fees, commissions, finders' fees or financial advisory or banking fees, all legal, accounting, tax, consultant, audit or professional costs, fees and expenses or other transaction related costs, fees, or expenses incurred or payable by any Target Company in connection with the transactions contemplated by this Agreement or in investigating, negotiating, pursuing or completing the transactions contemplated hereby, (iii) all stay bonuses, sale bonuses, change of control, termination or other compensatory payments (whether employment related or otherwise), retention payments or similar payments owing by the Company or any other Target Company or payable as a result of or contingent upon the consummation of the transactions contemplated by this Agreement, or severance or retirement payments payable under agreements or arrangements entered into by any Target Company prior to Closing (in each case, plus the employer portion of any payroll or employment Taxes and any employer contribution resulting from, or required to be made as a result of, any such payments), (iv) all other fees and expenses incurred by the Company or any other Target Company in connection with the transactions contemplated by this Agreement, and (v) any payments to be made by a Target Company in connection with the preparation of the transactions contemplated by this Agreement prior to Closing (including for the avoidance of doubt the one-time lump-sum amount of CHF 250,000 (two hundred fifty thousand Swiss francs) due by the Company to the University of Lausanne under the (new) license agreement dated April 29, 2026 entered into by and between the Company and the University of Lausanne).

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Transaction Payroll Taxes means the employer portion of any payroll, employment or similar Taxes (including social security) arising from or in connection with any amounts payable under this Agreement to any of the Sellers or any amounts payable to any of the Option Holders under the Option Cancellation Agreements, to the extent not included in the Option Settlement Taxes.

U.S. GAAP means the generally accepted accounting principles in the United States as applied by the Buyer.

VAT means value added tax.

3.	Interpretation

(a)	The words "hereof", "herein" and "hereunder", and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Annex references are to this Agreement unless otherwise specified.

(b)	The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(c)	All Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement, as if set forth in full herein.

(d)	Any capitalized term used in any Annex or Schedule hereto, but not defined therein, shall have the meaning assigned to it in this Agreement.

(e)	Whenever the words "include", "includes", "including" or "in particular" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

(f)	References to "or" shall be deemed to be disjunctive but not necessarily exclusive (i.e., unless the context dictates otherwise, "or" shall be interpreted to mean "and/or" rather than "either/or"). The words "other" and "otherwise" are not to be construed as being limited by any words preceding them.

(g)	If a period of time is specified as dates from a given day or the day of an act or event, it shall (unless otherwise stated in Section 10.2), be calculated excluding that day and a reference to a time of day is (unless this Agreement expressly states otherwise) a reference to the time in Switzerland.

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(h)	If provisions in this Agreement include English terms after which either in the same provision or elsewhere in this Agreement German terms have been inserted in parentheses and/or italics, the respective German terms alone and not the English terms shall be authoritative for the interpretation of the respective provisions.

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Annex 2.2 – Financial Statements

[separate documents]

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Annex 2.3(a)(ii) – Establishment of the Estimated Net Debt and the Estimated Net Working Capital

Prior to Closing, the Sellers' Representative has, upon due consultation with the Buyer, estimated in good faith the Net Debt and the Net Working Capital as at the Closing Date (the Estimates) for purposes of calculating the Preliminary Consideration and delivered the Estimates to the Buyer, together with reasonable documentation supporting the calculation of the Estimates. The Estimates established by the Sellers' Representative shall be used for purposes of calculating the Preliminary Consideration (which shall, for the avoidance of doubt, be subject to the adjustments pursuant to Section 2.4).

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Annex 2.4.1 – Determination of Adjustments

1.	Procedural Matters

(a)	No later than sixty (60) Business Days following the Closing Date, the Buyer shall deliver to the Sellers' Representative the Target's consolidated financial statements as at the Closing Date, established in accordance with the manner described in clause 2 of this Annex 2.4.1 (the Proposed Closing Accounts, and upon becoming final and binding in accordance with this Annex 2.4.1 the Final Closing Accounts), and determine based thereon the Final Net Debt, the Final Employee Contributions, the Final Transaction Payroll Taxes and the Final Net Working Capital and the adjustments pursuant to Sections 2.4.2 through 2.4.5 and this Annex 2.4.1 (the Proposed Adjustment, and upon becoming final and binding in accordance with this Annex 2.4.1 the Final Adjustment). The Buyer shall procure that the Sellers' Representative and his advisors are given access (during ordinary business hours) to the books and records of the Target as the Sellers' Representative may reasonably request for the purposes of reviewing the Proposed Closing Accounts and the Proposed Adjustment.

(b)	Unless the Sellers' Representative gives written notice (the Notice of Objection) to the Buyer within twenty (20) Business Days following receipt of the Proposed Closing Accounts and the Proposed Adjustment that he disagrees with any specific item of the Proposed Closing Accounts or the Proposed Adjustment, stating in such notice in reasonable detail the reasons for the objections and including specific proposals for adjustment of each disputed item in the Proposed Closing Accounts and the Proposed Adjustment, the Proposed Closing Accounts and the Proposed Adjustment shall be deemed final and binding on the Parties for all purposes.

(c)	The Parties shall endeavor to resolve in good faith any objection of the Sellers within twenty (20) Business Days after the Buyer's receipt of the Notice of Objection. If the Parties are unable to do so, either Party may refer the matter to KPMG, who shall select an experienced partner of its accounting department, or if KPMG is for any reason not in a position to serve as an expert, to BDO, who shall select an experienced partner of its accounting department, and if BDO is for any reason not in a position to serve as an expert, to a partner of an accounting firm to be agreed upon by the Parties, or, if the Parties cannot agree on a partner of an accounting firm within thirty (30) Business Days after the Buyer's receipt of the Notice of Objection, an expert appointed by EXPERTsuisse upon request by either the Buyer or the Sellers' Representative (the partner of the accounting firm or the expert appointed in accordance with this clause 1(c) hereinafter referred to as the Appraiser).

(d)	The Appraiser shall establish independently, on behalf of the Parties and on the terms set forth in this Annex 2.4.1, and Sections 2.4.2 through 2.4.5, the Final Closing Accounts and the Final Adjustment. In so doing, the Appraiser shall serve as an expert (Schiedsgutachter), as that term is defined in article 189 of the Swiss Code of Civil Procedure (Schweizerische Zivilprozessordnung), and not as an arbitrator, and his or her determination of any subject matter falling within the scope of his or her mandate shall be final and binding on the Parties, except in the event of a manifest error on the part of the Appraiser (in which case the relevant part of his or her determination shall be void and the matter be remitted to the Appraiser for correction).

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(e)	The Parties shall procure that the Appraiser will be furnished with all documents and information relating to the establishment of the Final Closing Accounts and the Final Adjustment as the Appraiser may reasonably request.

(f)	The Appraiser shall determine only:

(i)	whether the specific items of the Proposed Closing Accounts, the Final Employee Contributions or the Final Transaction Payroll Taxes, as applicable, that are disputed by the Sellers' Representative in his Notice of Objection are accurate and in accordance with this Annex 2.4.1 and Sections 2.4.2 through 2.4.5, and if not, what alterations are to be made to the Proposed Closing Accounts, the Final Employee Contributions or the Final Transaction Payroll Taxes, as applicable, in order to correct the relevant inaccuracy of any such specific item; and

(ii)	based on the Final Closing Accounts, the Final Employee Contributions or the Final Transaction Payroll Taxes, as applicable, established by the Appraiser in accordance with the above, the Final Adjustment in accordance with this Annex 2.4.1 and Sections 2.4.2 through 2.4.5.

For the avoidance of doubt, the Appraiser shall, where necessary for the above determinations, upon consultation, where required or considered appropriate by the Appraiser, of an independent legal expert appointed by the Appraiser, decide over disputes by the Parties on legal questions in connection with the establishment of the Final Closing Accounts and Final Adjustment, including, but not limited to, the proper construction and interpretation of this Agreement.

(g)	The Appraiser shall make his or her determination pursuant to clause 1(f) of this Annex 2.4.1 as soon as reasonably practicable, but no later than forty-five (45) Business Days from the date of his or her appointment.

(h)	The procedure as determined by the Appraiser shall comply with the requirements of due process; in particular, the Appraiser shall:

(i)	give the Sellers' Representative and the Buyer a reasonable opportunity to make written and oral presentations to him or her;

(ii)	require that each of the Sellers' Representative and the Buyer provide the other with a copy of any written presentations at the same time as they are made available to the Appraiser;

(iii)	permit each of the Sellers' Representative and the Buyer to be present while oral submissions are being made by the other Party or while evidence is gathered by the Appraiser, including meetings and discussions with the employees of the Company; and

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(iv)	conduct the proceedings in English.

(i)	Each Party and the Appraiser shall, and shall procure that its accountants, assistants and other advisors shall, keep all information and documents provided to them pursuant to this Annex 2.4.1 confidential and shall not use the same for any other purpose, except for disclosure or use in connection with the preparation of the Final Closing Accounts, the Final Employee Contributions, the Final Transaction Payroll Taxes, the proceedings before the Appraiser or otherwise in connection with the determination of the Final Adjustment.

(j)	The Appraiser shall allocate the costs and expenses (including VAT) between the Sellers and the Buyer in proportion to the Parties' relative success or defeat in the Appraiser determination (whereby such success or defeat shall be measured against each Party's position in its initial submission to the Appraiser).

(k)	Notwithstanding anything to the contrary in this Annex 2.4.1, the Buyer and the Sellers' Representative may refer the matter to dispute resolution pursuant to Section 11.2 at any time before the Buyer, the Sellers' Representative and the Appraiser have reached agreement on the terms of engagement of the Appraiser.

2.	General Principles Applicable to the Closing Accounts

(a)	The Proposed Closing Accounts and the Final Closing Accounts shall be drawn up:

(i)	in accordance with the policies and practices set forth in this Agreement and this Annex 2.4.1;

(ii)	so far as not inconsistent with the above, in accordance with the Swiss Code of Obligations as such standards are applied pursuant to the accounting manual and the accounting principles, procedures and practices adopted in the Consolidated Financial Statements, applied on a consistent basis (but with correctness prevailing over consistency).

(b)	The (Proposed and Final) Closing Accounts shall be drawn up as at the Closing Date.

(c)	The (Proposed and Final) Closing Accounts shall be expressed in CHF. For the sake of calculating the adjustments pursuant to Sections 2.4.2 through 2.4.5 and this Annex 2.4.1, the Final Net Debt and the Final Net Working Capital shall be translated into USD pursuant to Section 6.4 using the Agreed Exchange Rate.

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3.	Computation of Net Debt

(a)	So far as not inconsistent with clause 3(b) below, Net Debt shall mean the difference of the following Cash and Debt items, each as shown in the Final Closing Accounts as established in accordance with this Annex 2.4.1:

	Line Item in Consolidated Financial Statements	Caption
	Total cash balances	(1000 accounts)
Less	Deferred revenue and accrued expenses	Acct 2300
Less	Deferred revenue from subscriptions	Acct 2301

(b)	Amounts to be included within Cash and Debt by reference to line items referred to above shall be included consistently with the accounting principles and practices adopted in the Consolidated Financial Statements, applied on a consistent basis (but with correctness prevailing over consistency).

4.	Computation of Net Working Capital

(a)	So far as not inconsistent with clause 4(b) and clause 4(c) below, Net Working Capital shall mean the aggregate sum of the following items, as shown in the Final Closing Accounts as established in accordance with this Annex 2.4.1:

	Line Item in Consolidated Financial Statements	Caption
	Accounts receivable from goods and services (Debtors)	Acct 1100
Less	Del credere (Acc. Depr. On debtors)	Acct 1109
Plus	Goods / Merchandise (Trade)	Acct 1200
Plus	Accrued revenue and deferred expenses (Accounts paid in advance)	Acct 1300
Plus	Produits a recevoir	Acct 1301
Less	Accounts payable from goods and services (Creditors)	Acct 2000
Less	Total other current liabilities	All the 2200 accts

(b)	The computation of the Net Working Capital shall exclude items which are a direct consequence of the transactions contemplated by this Agreement, including, without limitation, provisions or Liabilities for Taxes arising as a result of the Closing.

(c)	The Net Working Capital shall be calculated so as to avoid double counting with the Net Debt.

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5.	Computation of Employee Contributions and Computation of Transaction Payroll Taxes

The Final Employee Contributions and the Final Transaction Payroll Taxes shall be calculated in accordance with the applicable withholding or contribution rates under applicable Law on the basis of the Preliminary Consideration, as adjusted in accordance with Sections 2.4.2 through 2.4.5, and the Option Settlement Payments with respect to the Preliminary Consideration.

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Annex 2.6.5(b)(i)(i) – Quote to [***]

[separate document]

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Annex 2.6.5(b)(i)(ii) – Key Terms for Quote to [***]

[separate document]

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Annex 3 – Allocation Statement

[separate document]

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Annex 4.2.1 – Closing Actions by the Sellers

(a)	Each of the Sellers has individually delivered to the Buyer or its designated Affiliate(s):

(i)	a copy of any power of attorney under which any of the actions referred to in this Annex 4.2.1 are executed, including (if applicable) evidence reasonably satisfactory to the Buyer of the authority of any Person signing on behalf of the respective Seller, attached hereto as Annex 4.2.1(a)(i);

(ii)	duly executed assignment declarations, by which each Seller assigns its/his respective Shares and all rights associated therewith to the Buyer, attached hereto as Annex 4.2.1(a)(ii);

(iii)	any relevant documents evidencing ownership by the Company of all the Subsidiary Shares, attached hereto as Annex 4.2.1(a)(iii); and

(iv)	a duly executed U.S. Internal Revenue Service Form W-8BEN or W-8BEN-E, attesting that the executing Seller is the beneficial owner of such Seller’s Shares and is not a "U.S. person" as defined in the instructions thereto, attached hereto as Annex 4.2.1(a)(iv).

(b)	The Sellers' Representative has delivered to the Buyer or its designated Affiliate(s):

(i)	a duly executed Option Cancellation Agreement from each Option Holder, attached hereto as Annex 4.2.1(b)(i);

(ii)	[intentionally left blank]

(iii)	originals of all corporate actions required under applicable Law and the articles of association of the Company to approve (i) the transfer of the Shares from the Sellers to the Buyer and (ii) the entry of the Buyer in the share register of the Company as owner of, and a shareholder with voting rights with respect to, the Shares, attached hereto as Annex 4.2.1(b)(iii);

(iv)	the Company's share register evidencing the Buyer as owner of, and a shareholder with voting rights with respect to, the Shares, attached hereto as Annex 4.2.1(b)(iv);

(v)	resignation letters in form and substance reasonably acceptable to the Buyer from each member of the board of directors (or similar body) designated by the Buyer to the Sellers' Representative in writing (e-mail sufficient) prior to the Closing, pursuant to which such member of the board of directors (or similar body) (i) declares his, her or its resignation as of the Closing Date as a member of the board of directors (or similar body) and (ii) waives any rights of any kind whatsoever he, she or it has against any of the Target Companies arising out of, in connection with, or relating to his or her board membership, attached hereto as Annex 4.2.1(b)(v);

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(vi)	the minutes of the shareholders' meeting (or other corporate body, as appropriate) of each Target Company confirming the election of the members of the board of directors (or similar body) designated by the Buyer to the Sellers' Representative in writing (e-mail sufficient) prior to the Closing, attached hereto as Annex 4.2.1(b)(vi); and

(vii)	evidence as to the termination (at no cost and without any remaining Liabilities owed by the Target Companies) of all agreements between any Target Company, on the one hand, and the Sellers or any of their Affiliates, on the other hand, except for the agreements set forth in Annex 4.2.15(b)(vii), attached hereto as Annex 4.2.1(b)(vii); and

(viii)	upon receipt of the amounts set forth in Sections 2.3(a)(iv) through 2.3(a)(vi) and Section 2.3(a)(ix) and the Notified Employee Contributions on the account of the Company designated by the Sellers' Representative, deliver to the Buyer a written copy of the payment instruction given to the bank designated by the Sellers' Representative pursuant to Annex 4.2.2(d) pursuant to which the above-mentioned amounts will be wired to the Company's bank account, as evidenced in Annex 4.2.1(b)(viii).

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Annex 4.2.1(a)(i) – Copy of Powers of Attorney

[separate documents]

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Annex 4.2.1(a)(ii) – Assignment Declarations

[separate documents]

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Annex 4.2.1(a)(ii) – Evidence of Ownership

[separate documents]

The Sellers hereby confirm that the documents attached hereto remain current and have not been altered or amended in any way since their issuance.

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Annex 4.2.1(a)(ii) – Forms W-8BEN or W-8BEN-E

[separate documents]

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Annex 4.2.1(b)(i) – Option Cancellation Agreements

[separate documents]

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Annex 4.2.1(b)(iii) – Corporate Actions for Transfer of Shares

[separate documents]

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Annex 4.2.1(b)(iv) – Company's Share Register

[separate document]

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Annex 4.2.1(b)(v) – Resignation Letters

[separate documents]

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Annex 4.2.1(b)(vi) – Minutes of Shareholders' Meetings for Governance

[separate documents]

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Annex 4.2.1(b)(vii) – Evidence of Termination of Related Party Agreements (except for the Surviving Related Party Agreements)

Termination agreement dated May 2, 2026 between Parkview and the Company

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Annex 4.2.1(b)(viii) – Written Copy of Payment Instruction

[separate document]

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Annex 4.2.2 – Closing Actions by the Buyer

The Buyer has, or has caused its Affiliates to complete the following:

(a)	deliver to the Sellers' Representative a copy of any power of attorney under which any of the actions referred to in this Annex 4.2.2 are executed, including evidence reasonably satisfactory to the Sellers' Representative of the authority of any Person signing on behalf of the Buyer, attached hereto as Annex 4.2.2(a);

(b)	deliver to the Sellers' Representative a written confirmation from the Buyer's bank certifying that the payment of the Cash Consideration, net of the amounts set forth in Sections 2.3(a)(ii) through 2.3(a)(ix), to the Sellers by wire transfer of immediately available funds to the respective account(s) designated by the Sellers' Representative, has been successfully processed, as evidenced in Annex 4.2.2(b);

(c)	issue, or cause to be issued, the Stock Consideration in accordance with Section 2.3(d) by book-entry (or, if certificated, by delivery) in the records of the Buyer's transfer agent to the Sellers in accordance with the Ownership Percentage, free and clear of Liens (other than applicable securities law transfer restrictions), subject to the legends and lock-up described in Section 5.5 and the restrictions described in Section 2.6, as evidenced in Annex 4.2.2(c).

(d)	deliver to the Sellers' Representative a written confirmation from the Buyer's bank certifying that the payment of the amounts set forth in Sections 2.3(a)(iv) through 2.3(a)(vi) and Section 2.3(a)(ix) and the Notified Employee Contributions to the Company by wire transfer of immediately available funds to the account of the Company designated by the Sellers' Representative has been successfully processed, as evidenced in Annex 4.2.2(b); and

(e)	deliver to the Company a notification regarding beneficial ownership to the Shares and Subsidiary Shares as required by article 697j CO, attached hereto as Annex 4.2.2(e).

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Annex 4.2.2(a) – Copy of Powers of Attorney

[separate documents]

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Annex 4.2.2(b) – Evidence of Flow of Funds

[separate documents]

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Annex 4.2.2(c) – Evidence of Issuance of Stock Consideration

[separate documents]

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Annex 4.2.2(e) – UBO Notifications

[separate documents]

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Annex 5.6 – Suitability Documentation

[separate document]

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Annex 7.1(a)(i) – Fundamental Representations

1.	Due Authorization and Capacity

(a)	Parkview is duly incorporated and organized and validly existing under the Laws of Switzerland and has the full corporate capacity, power and authority, to own or use its respective assets and properties and to carry on its respective business as currently conducted.

(b)	Each Seller who is a natural individual is a resident of the jurisdiction set forth opposite his name in Annex A.

(c)	Each Seller has the full capacity and authority, and has taken all actions and obtained all consents and approvals (from spouses or otherwise), to execute this Agreement and the other Transaction Documents to which such Seller is a party and to perform his or its respective obligations under this Agreement or the other Transaction Documents to which such Seller is a party and to consummate the transactions contemplated by this Agreement. The signatories acting on behalf of Parkview are duly authorized.

(d)	No bankruptcy, insolvency, judicial composition or similar proceedings have been, or have been threatened to be, opened, commenced or applied for under any law against the respective Seller or regarding the assets of the respective Seller, and there are no circumstances which would require or justify the opening of or application for such proceedings.

(e)	The execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party was (i) if such Seller is a natural individual, duly authorized by each Seller or (ii) if such Seller is not a natural individual, duly authorized by all requisite corporate action of such Seller.

2.	Organization and Qualification

(a)	Each Target Company is duly incorporated and organized and validly existing under the Laws of Switzerland. Each Target Company has the full corporate capacity, power and authority to own or use its respective assets and properties and to carry on its respective business as currently conducted.

(b)	Annex 7.1(a)(i).2(b) contains (i) a list of the board of directors, managers, management board and officers, as the case may be, of each Target Company and (ii) correct and complete copies of the articles of association and organizational documents, excerpts from the relevant commercial registers and the share register and register of beneficial owners for each Target Company, each of which is correct and complete. No Target Company is in default under or in violation of any provision of its organizational documents.

3.	Shares

(a)	The share capital of the Company is structured as set forth in Recital A.

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(b)	Each Seller is the sole and unrestricted legal, record and beneficial owner of the Shares as set forth opposite his or its name in Annex A, free and clear of any Liens.

(c)	The Shares as set forth opposite each Seller's name in Annex A have been duly authorized, validly issued and in existence, fully paid up, not repaid and non-assessable, and constitute all of the shares and other securities in the Company (except for the 36,750 Options).

(d)	Except for the 36,750 Options, there are no outstanding options, warrants, calls, puts, conversion rights or other Contracts, commitments or rights of any kind relating to the sale, issuance, voting, transfer or other disposal or the acquisition of any of the Shares or any other securities of the Company. No Seller is party to any voting trust, proxy or other Contract with respect to the voting of any of the Shares.

(e)	The authorized, issued and outstanding equity securities and quota capital of the Subsidiary is structured as set forth in Recital C. The Company is the sole and unrestricted legal, record and beneficial owner of the Subsidiary Shares, and the Subsidiary Shares are validly authorized, issued and in existence, fully paid up, not repaid and non-assessable, free and clear of any Liens, not subject to any transfer restrictions or pre-emption or similar acquisition rights, not subject to any trust arrangements or sub-participations, and not subject to any obligation to make further contributions. There are no outstanding options, warrants, calls, puts, rights or commitments, or any other Contracts of any character relating to the sale, issuance, voting or the granting of rights to acquire any of the Subsidiary Shares or any other securities of the Subsidiary. There are no voting trusts, proxies or other Contracts with respect to the voting of the Subsidiary Shares.

(f)	No Target Company owns shares or securities or has any other interest in any Person other than the Subsidiary. No Target Company has undertaken to acquire any shares or securities or other interest or to make any other or further investment, whether directly or indirectly, in any Person (including the Subsidiary).

4.	Validity of the Agreement

(a)	This Agreement and the transactions contemplated hereunder constitute valid and binding obligations of each Seller, enforceable against each Seller under applicable Law in accordance with its terms, except to the extent that the enforceability may be limited by applicable insolvency or other Laws affecting the enforcement of creditors' rights generally.

(b)	The execution and performance by each Seller of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereunder and thereunder does and will not (i) breach, violate or conflict with, if such Seller is not a natural person, any provision of the organizational documents of such Seller, (ii) breach, violate or conflict with any Contract or any applicable Law or Order to which such Seller is a party, bound or subject, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, or create an event under any such Contract which would give rise to any right of any Person or to any obligation of such Seller, and will not result in the creation of any Lien on any assets of the Target Companies. All third-party notices, consents, waivers and approvals required under any Contracts for the consummation of the transactions and to preserve post-Closing rights and benefits of the Target Companies are set forth in the Disclosure Letter, and upon Closing the Target Companies shall continue to be permitted to exercise all rights thereunder without additional consideration other than ongoing fees payable pursuant to their terms.

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5.	Transactions With Affiliated Parties

(a)	None of the Sellers, nor any officer, manager, partner or director of any Target Company nor, to the Sellers' Best Knowledge, any of the Affiliates of any of the foregoing (other than the Target Companies):

(i)	is party to any Contracts or arrangements entered into between any of the Target Companies or which otherwise benefits any Target Company;

(ii)	owns, directly or indirectly, any stock or other ownership interest or investment in any Person that is engaged in the Company's business or is a competitor, supplier, customer, lessor or lessee of any Target Company;

(iii)	has any claim against or owes any amount to, or is owed any amount by, any Target Company other than, with respect to any employee of any Target Company, under any employment agreement, Employee Benefit Plan or similar agreement or document;

(iv)	has any interest in or owns any assets, properties or rights (including any Contract) used in the conduct of the business of any Target Company;

(v)	has received from or furnished to any Target Company any goods or services since the Most Recent Fiscal Year End, or is involved in any business relationship with any Target Company.

(b)	Except as expressly set forth in Annex 4.2.1(b)(viii), all agreements between any of the Target Companies on the one hand and any of the Sellers or any of their Affiliates on the other hand have been terminated prior to or effective no later than as of Closing without any remaining liabilities owed by any of the Target Companies.

6.	Broker's Fees

Except for the payments made by the Sellers to Parkview for the provision of certain M&A advisory services, no Target Company nor any Seller has any obligation to pay, secure or guarantee any broker's, finder's or transaction or similar fee or commission in connection with the execution or consummation of this Agreement.

7.	No Conflicts

(a)	The execution and performance by the Sellers of this Agreement and the Transaction Documents and the consummation of the transactions contemplated by this Agreement and the Transaction Documents does and will not: (i) violate or conflict in any respect with any provision of the Target Companies' articles of association or organizational regulations or document, (ii) breach, violate or conflict with any applicable Law or Order to which the Target Companies are subject or to which any of the assets, properties or businesses of any Target Company is subject or otherwise bound, except where the failure of any of the representations and warranties contained in clause (ii) above to be true would not be material to the Target Companies.

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(b)	Except as specifically set forth in this Agreement, no notification, registration or filing is required to be made by any of the Target Companies with, and no Permit is required to be obtained by any of the Target Companies from, any Governmental Authority in connection with the execution of this Agreement or the consummation of the transactions contemplated hereunder, which if not obtained is likely to be material to any of the Target Companies or their business.

(c)	There are at the date hereof no actions, suits or proceedings pending or threatened against any of the Sellers or the Target Companies before any court, arbitral tribunal or administrative board seeking to hinder the consummation of the transactions contemplated by this Agreement.

8.	No Insolvency

None of the Sellers or the Target Companies is over-indebted, illiquid, insolvent or object of any debt moratorium, bankruptcy or similar proceeding or in the process of being dissolved. There are no circumstances that are likely to give rise to any of the foregoing. None of the Target Companies is required to file for any such proceedings under the Laws applicable to it.

9.	Accredited Stockholder Investment Representations

If a Seller holds Company Capital Stock and has completed and delivered to the Company or Buyer duly executed Suitability Documentation certifying that such Seller is an Accredited Stockholder, then the Seller hereby represents and warrants as of the date hereof, as to itself, himself or herself only, that each statement in this Section 9 is true and complete in all respects.

(a)	No Registration. The Seller understands that the Buyer Shares issuable pursuant to this Agreement have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller's representation as expressed herein or otherwise made pursuant hereto.

(b)	Investment Intent. Except for the distribution of the Buyer Shares to its partners or members (if Seller is a venture capital, private equity or other investment fund), the Seller is acquiring such Buyer Shares for investment for its or his own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and the Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. The Seller does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Buyer Shares it acquires in connection with the transactions contemplated by this Agreement (other than, if the Seller is a venture capital, private equity or other investment fund, pursuant to the terms of its limited partnership agreement, limited liability company agreement or other organizational documents, including any "side letters" thereto or similar agreements with its investors).

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(c)	Investment Experience. The Seller has sufficient experience in evaluating and investing in securities of companies and acknowledges that the Seller can protect its or his own interests. The Seller has such knowledge and experience in financial and business matters so that the Seller is capable of evaluating the merits and risks of owning the Buyer Shares.

(d)	Speculative Nature of the Shares. The Seller understands and acknowledges that ownership of the Buyer Shares is highly speculative and involves substantial risks. The Seller can bear the economic risk related to owning the Buyer Shares and is able, without impairing the Seller's financial condition, to hold the Buyer Shares for an indefinite period of time and to suffer a complete loss of the value of the Buyer Shares acquired by the Seller in connection with the Transactions.

(e)	Opportunity to Discuss. The Seller has had an opportunity to ask questions of, and receive answers from, the Buyer and its Representatives concerning this Agreement, this Agreement and any Transaction Documents, and the transactions contemplated hereby and thereby, and the Seller believes that it or he has received all information the Seller considers necessary for deciding whether to accept the Buyer Shares as partial payment of the consideration payable by the Buyer hereunder. The Seller acknowledges that it or he is relying solely on its or his own counsel and not on any statements or representations of the Buyer, or the Company or their respective Representatives for legal advice with respect to this Agreement and any Transaction Documents, and the transactions contemplated hereby and thereby, other than the representations and warranties of the Buyer pursuant to Section 7.2.

(f)	Accredited Investor. The Seller is an "accredited investor" within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act.

(g)	Residency. The Seller has provided the Buyer with its current address of residency.

(h)	Rule 144. The Seller acknowledges that any Buyer Shares that the Seller acquires in connection with the transactions contemplated by this Agreement must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. The Seller is aware of the provisions of Rule 144 promulgated under the Securities Act which permit resale of restricted securities subject to the satisfaction of certain conditions, which may include, among other things, the availability of certain current public information about the Buyer; the resale occurring not less than a specified period after a party has acquired the security to be sold; the number of shares being sold during any three-month period not exceeding specified limitations; the sale being effected through a "brokers' transaction," a transaction directly with a "market maker" or a "riskless principal transaction" (as those terms are defined in the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder); and the filing of a Form 144 notice, if applicable. The Seller acknowledges and understands that the Buyer may not be satisfying the current public information requirement of Rule 144 at the time the Seller wishes to sell the Buyer Shares that the Seller acquires in connection with the transactions contemplated by this Agreement, and that, in such event, the Seller may be precluded from selling such securities under Rule 144, even if the other applicable requirements of Rule 144 have been satisfied. The Seller acknowledges that, in the event the applicable requirements of Rule 144 are not met, registration under the Securities Act or an exemption from registration will be required for disposition of any Buyer Shares that the Seller acquires in connection with the transactions contemplated by this Agreement. The Seller understands that, although Rule 144 is not exclusive, the SEC has expressed its opinion that persons proposing to sell restricted securities received in a private offering other than in a registered offering or pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons and the brokers who participate in the transactions do so at their own risk.

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(i)	Legend. The Seller understands that (i) the Buyer Shares constitute "restricted securities" under the Securities Act, and may not be transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities laws, and (ii) all Buyer Shares shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities laws and under this Agreement, which legend shall state in substance:

"The securities evidenced by this certificate have been issued and sold without registration under the Securities Act, or the securities laws of any state of the United States (a "State Act") in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act."

(j)	Material Nonpublic Information. The Seller hereby confirms that it or he is aware, and that its or his Representatives have been advised, that the United States securities laws prohibit any Person who has material nonpublic information about a company from purchasing or selling securities of such company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person may purchase or sell such securities.

10.	Non-U.S. Persons Investor Representations

If a Seller checked the box entitled "Non-U.S. Person" on the signature page to the Agreement, such Seller hereby represents that:

(a)	The Seller is not a "U.S. Person" (as defined under the Securities Act).

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(b)	The Seller has provided Buyer with its current address of residency on the signature page to this Agreement.

(c)	The Seller is not acquiring the Buyer Shares for the account or benefit of any U.S. Person.

(d)	The Seller is acquiring the Buyer Shares for investment for its or his own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and the Seller does not have any present intention of selling, granting any participation in, or otherwise distributing the same. The Seller does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Buyer Shares, if any, it or he acquires in connection with the transactions contemplated by this Agreement.

(e)	The Seller can bear the economic risk of holding the Buyer Shares and is able, to hold the Buyer Shares for an indefinite period of time and to suffer a complete loss of the Seller's investment.

(f)	The Seller understands that the Buyer Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller's representations as expressed in this Section 10.

(g)	The Seller understands that the Buyer Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Seller must hold Buyer Shares indefinitely unless they are registered with the U.S. Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Seller acknowledges that neither the Buyer nor any of its Affiliates has any obligation to register or qualify the Buyer Shares unless otherwise provided in this Agreement or any stockholder agreements with the Buyer or one of its Affiliates.

(h)	The Seller further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Buyer Shares, and requirements relating to the Buyer or one of its Affiliates which are outside of the Seller's control.

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Annex 7.1(a)(ii) – Business Representations

1.	Financial Statements

(a)	Annex 2.2 contains correct and complete copies of the Financial Statements. The Financial Statements (and the balance sheets and income statements included therein, respectively) have been prepared in accordance with the Swiss Code of Obligations and evaluation principles applied on a basis consistent with that of preceding periods, are correct, complete and not misleading and accurately represent the financial condition, results of operation and cash flow of the Target Companies as of and for their respective dates and for the periods then ending.

(b)	To the extent that contingent Liabilities were not required to be included in the Liabilities reflected on the balance sheet included in the Financial Statements, such Liabilities have been reflected as below-the-line items on such balance sheet as required by the Swiss Code of Obligations or otherwise adequately disclosed in the notes to the respective financial statements.

(c)	Without limitation to the foregoing:

(i)	The Target Company does not have any Liabilities (whether absolute, accrued or contingent), other than Liabilities (A) set forth in the balance sheet included in the Financial Statements, and not discharged subsequent to the Most Recent Fiscal Year End, or (B) Liabilities incurred by a Target Company subsequent to the Most Recent Fiscal Year End, in the ordinary course of business and not discharged since the Most Recent Fiscal Year End.

(ii)	To the Sellers' Best Knowledge, and except as included in the Financial Statements, the Company does not have any material Liability that relates to or has arisen out of a breach of Contract, breach of guarantee, warranty or tort or infringement by or against the Company or any claim or lawsuit.

(iii)	There is no requirement for the Company to repay any COVID 19-related government subsidies.

(d)	No Target Company has any Financial Debt or is liable for any Financial Debt.

(e)	All notes and accounts receivable reflected on the Financial Statements, and all accounts receivable of the Target Companies generated since the Most Recent Fiscal Year End (the Receivables), constitute bona fide receivables resulting from the sale of inventory, services or other obligations in favor of the Target Companies as to which full performance has been fully rendered, and are valid and enforceable claims. All of the accounts receivable of the Target Companies as of the Closing Date will, to the Best Knowledge of the Sellers, be current and collectible, except to the extent any reserve for bad debts is included as a current liability in the final calculation of the Net Working Capital. The Receivables are not subject to any pending or threatened defense, counterclaim, right of offset, returns, allowances or credits, except to the extent reserved against the accounts receivable. The reserves against the accounts receivable for returns, allowances, chargebacks and bad debts are commercially reasonable and have been determined in accordance with the Swiss Code of Obligations, consistently applied in accordance with past custom and practice.

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(f)	The accounts payable of the Target Companies reflected in the Financial Statements arose from bona fide transactions in the ordinary course of business, and all such accounts payable have either been paid, are not yet due and payable in the ordinary course of business, or are being contested by the Target Companies in good faith.

2.	Taxes

(a)	The Target Companies have timely filed all federal, cantonal, municipal and foreign income, information and other Tax Returns that were required to be filed by a Target Company on or prior to the Closing Date whether or not shown on a Tax Return. All such Tax Returns comply with all applicable Laws and correctly reflect all facts regarding the income, business, assets, operations, activities, status and other matters of or information regarding the Target Companies required to be shown thereon. No issues have been raised by or are currently pending with any Governmental Authority with respect to any such Tax Return.

(b)	Each Target Company has timely paid all Taxes imposed upon such Target Company or for which such Target Company is or could be liable, whether to Governmental Authorities or other Persons, with respect to all taxable periods or portions of periods ending on or before the Closing Date, other than Taxes that are not yet due and payable and Taxes that are being contested in good faith by such Target Company.

(c)	The unpaid Taxes of each Target Company that are not yet due and payable or that are being contested in good faith, have been reserved in full as Tax liability in the balance sheet included in the Financial Statements, as adjusted for the passage of time through the Closing Date, in accordance with all applicable Tax Laws.

(d)	There are no re-assessments, reviews, audits, disputes or litigation relating to Taxes pending or threatened against any of the Target Companies, and, to the Sellers' Best Knowledge, no transaction or arrangement has been entered into and no condition or fact or set of circumstances exists which could result in any such re-assessment, review, audit, dispute or litigation. Without limiting the generality of the foregoing, no deficiency or adjustment for any amount of Tax that has not been paid, settled or otherwise resolved has been proposed or asserted in writing by any Governmental Authority against any of the Target Companies.

(e)	No waivers of statutes of limitation with respect to the Taxes or Tax Returns of a Target Company have been given by or requested from a Target Company.

(f)	No claim has ever been made in writing, or otherwise toward any Target Company by any Governmental Authority in a jurisdiction where a Target Company does not file Tax Returns that a Target Company is or may be subject to taxation by that jurisdiction. No Target Company is subject to taxation in a jurisdiction other than a jurisdiction where a Target Company files Tax Returns and no Target Company has a permanent establishment within or outside of Switzerland.

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(g)	All Taxes required to be withheld or collected by each Target Company, including Taxes arising as a result of payments to Persons for services rendered to a Target Company, have been properly withheld and collected and, to the extent required, have been paid to or deposited with the appropriate Governmental Authorities as required by applicable Laws, and each Target Company has maintained complete, correct and up-to-date records that comply with all applicable Tax Laws with respect to such withholdings or collections.

(h)	No Target Company is a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or any similar arrangement for the sharing of Tax liabilities or benefits.

(i)	No Target Company is liable to pay, reimburse or indemnify any Person (including a Tax Authority) in respect of the Tax liability of any other Person, whether or not as a consequence of such third person failing to discharge such liability.

(j)	Each Target Company is and has at all times been in compliance will all applicable Laws and all applicable orders relating to Taxes, including for the reporting, withholding, collection and payment of Taxes and requirements pertaining to transfer pricing rules and regulations, and no Target Company has been involved in any tax motivated transaction where the avoidance or deferral of Taxes was the sole or main benefit to the transaction.

(k)	All related party transactions entered into between the Target Companies, on the one hand, and the Sellers or their respective Affiliates, on the other hand, are and have been at arm's length terms.

(l)	All tax rulings obtained or filed by the Target Companies are attached hereto as Annex 7.1(a)(ii).2(l).

(m)	Each Target Company has in its possession, under its control or access to all records, invoices and other information which any Target Company is reasonably required to keep for Tax purposes, or which would be needed to substantiate any claim made or position taken in relation to Tax by the relevant Target Company and all such records, invoices and information are complete, true and correct in all material respects.

(n)	No Target Company has elected to be treated other than as a corporation for United States federal income tax purposes, and no such election is pending.

(o)	No Target Company owns any interest in "United States property" within the meaning of Section 956 of the United States Internal Revenue Code (the "IRC") or "United States real property" within the meaning of Section 897 of the IRC.

(p)	No Target Company will be required to include any item of income after the Closing Date attributable to any deferred revenue or prepaid amount received on or prior to the Closing Date.

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3.	Assets

The Target Companies have good and valid title to, or a valid right secured by Contract or otherwise to use, all of the properties and assets (tangible and intangible) used by or beneficial to the Target Companies in the conduct of their business and all of the assets included in the balance sheet contained in the Financial Statements, in each case free and clear of all Liens. The assets, properties and rights of the Target Companies include all of the assets, properties and rights that are used in the operations as currently conducted consistent with past practice, are adequate to conduct their business as currently conducted, and will be adequate to enable the Buyer to continue to conduct the business as currently conducted. The assets of the Target Companies are in good operating condition and repair, normal wear and tear excepted, are suitable for the uses intended therefor, are, to the Sellers' Best Knowledge free from any latent defects and have been maintained in accordance with normal industry practice. No material assets, services or rights necessary to conduct such business are held by the Sellers or their Affiliates (other than the Target Companies).

4.	Intellectual Property Rights

(a)	Each of the Target Companies either owns exclusively or licenses pursuant to valid and binding license agreements all Intellectual Property Rights, including the Target Intellectual Property Rights, used in the conduct and operation of its business, including for the performance, development, design, manufacture, production, sale, distribution, commercialization, exploitation and use of the Target Products (the Target Intellectual Property). The Disclosure Letter sets forth (i) a complete and accurate list of all of the following that are owned, filed in the name of, or applied for, by any Target Company with a Governmental Authority or domain name registrar as of the date hereof: (A) issued Patent and pending Patent applications; (B) registered Trademarks and applications therefor; (C) registered Copyrights and applications therefor; and (D) Domain Names, including for each item, the name of the recorded owner or registrant of record, applicable jurisdiction, status, application and registration number (if applicable), and date of application or registration (if applicable); and (ii) all licensed Target Intellectual Property, including licenses for open source software.

(b)	Except as disclosed in the Disclosure Letter, none of the Target Companies is a party to or bound by any agreement or license for use of third party Intellectual Property Rights (other than licenses for software that may be purchased over-the-counter) or entitling any third party to use any Target Intellectual Property (the Target Intellectual Property Agreements). None of the Target Companies has received notice from any Person inviting a Target Company to take a license under any Intellectual Property Right.

(c)	All owned Target Intellectual Property was created by individuals who, at the time of its creation, were employed by any of the Target Companies and while working within the scope of the duties of their respective employments, except for the third party contractors and consultants identified in the Disclosure Letter who have assigned to the Company all of their right, title and interest in and to the owned Target Intellectual Property created by them pursuant to the agreements identified opposite their names in such Section of the Disclosure Letter.

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(d)	No Target Intellectual Property is owned or possessed by any of the Sellers, their Affiliates (other than the Target Companies) or any of the Sellers' or such Affiliates' directors, officers or employees or any director, officer or employee of any Target Company. Any Target Company has fulfilled all its obligations concerning employee inventions and designs, and there are valid, enforceable and written contracts in place regarding the transfer and assignment (to the fullest extent possible under applicable law) to a Target Company of the exclusive right to, and regarding remuneration for, all Target Intellectual Property Rights (including but not limited to Copyrights and inventions) created by any employee of any Target Company.

(e)	There are no facts or circumstances existing that could render any owned Target Intellectual Property or, to the Sellers' Best Knowledge, any Target Company's rights to use any licensed Target Intellectual Property invalid or unenforceable. Without limiting the generality of the foregoing, (i) the registered owned Target Intellectual Property is valid and subsisting and all application and renewal fees and other amounts due have been paid, (ii) all documents necessary for the registration and renewal of the registered owned Target Intellectual Property have been timely filed, (iii) all applications with respect to applied for but not yet registered owned Target Intellectual Property are pending in good standing, (iv) no re-examinations or oppositions are pending or, to the Sellers' Best Knowledge, threatened with respect to any registered owned Target Intellectual Property or any pending applications for registration, and (v) all licenses, fees and royalties due and payable for the Company's use of the licensed Target Intellectual Property have been duly and timely paid.

(f)	None of the Target Companies has (i) transferred or assigned ownership of any Target Intellectual Property that was, at the time of transfer or assignment, material to any Target Company; (ii) granted any exclusive license of or exclusive right to Target Intellectual Property; (iii) authorized or agreed to joint ownership of Target Intellectual Property; or (iv) permitted any Target Company's rights in any Intellectual Property Rights to lapse or enter the public domain.

(g)	Except as disclosed in the Disclosure Letter, none of the Target Companies has withdrawn or permitted to lapse any application for registration of any owned Target Intellectual Property and no application for registration of any owned Target Intellectual Property has been rejected or denied by any appropriate official office (e.g., patent or trademark office or agency of any government or supra-national body or organization).

(h)	Except as disclosed in the Disclosure Letter, none of the Target Companies is required to pay royalties or make any other payments to any third party for the use of any owned Target Intellectual Property.

(i)	All Target Intellectual Property that is not licensed Intellectual Property Right is owned exclusively by any of the Target Companies, free and clear of any and all Liens. Without limiting the generality of the foregoing, there are no restrictions on the disclosure, use or transfer of the owned Target Intellectual Property and no owned Target Intellectual Property is subject to any judgment, injunction, order, decree or agreement restricting the use thereof by any of the Target Companies.

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(j)	Each of the Target Companies has taken all commercially reasonable actions necessary to maintain and protect the owned Target Intellectual Property and has taken all reasonable steps in accordance with normal industry practices to maintain the confidentiality thereof. Without limiting the generality of the foregoing, no owned Target Intellectual Property has been disclosed other than to Persons who are either bound by a duty of confidence pursuant to applicable Law or a written non-disclosure agreement having terms and conditions customary for the industry in which the Target Companies operate. To the Sellers' Best Knowledge, no Person has violated or is in breach of the use, confidentiality or non-disclosure restrictions of any such non-disclosure agreement.

(k)	To the Sellers' Best Knowledge, no person has infringed, misappropriated or otherwise violated any owned Target Intellectual Property. No claim has been made by any of the Target Companies, and no action, suit, investigation or proceeding has been initiated by any of the Target Companies before any Governmental Authority, involving or alleging that a third party has infringed, misappropriated or otherwise violated any owned Target Intellectual Property.

(l)	The operation of the business of the Target Companies as currently conducted and as proposed to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third party. No claim has been received by any of the Target Companies, and no action, suit, investigation or proceeding is pending or threatened against any of the Target Companies before any Governmental Authority, involving or alleging that the use of the Target Intellectual Property or the development, sale, distribution or use of any Target Products infringes, misappropriates or otherwise violates any Intellectual Property Right of any third party.

(m)	Neither this Agreement nor the transactions contemplated hereby will result in, or give any other Person (other than the Buyer and its Affiliates) the right or option to cause, pursuant to any contract to which any of the Target Companies is a party: (i) a loss of, or imposition of any Lien on, any Target Intellectual Property; (ii) any Person being granted rights or access to, or the placement in or release from escrow, of any technology, including Company source code; (iii) any of the Target Companies granting or assigning to any Person any right in or license to any Target Intellectual Property; (iv) any of the Target Companies being bound by, or subject to, any non-compete or other contractual restriction on the operation or scope of its business; (v) the termination or material alteration of any of the Target Companies' right in or to any Target Intellectual Property; or (vi) any of the Target Companies being obligated to pay any royalties or other amounts to any Person in excess of those payable by any of the Target Companies prior to the Closing Date.

(n)	None of the Target Companies has participated in any standards-setting process or made or undertaken any commitment or obligation to license, or offer to license, any Target Intellectual Property as a result of or in connection with its participation in any standards-setting process.

(o)	Each Target Company has undertaken all actions reasonably necessary to protect the confidentiality of its source code and other non-binary software code and to comply with the requirements binding on it under any open-source licenses. None of the Target Companies has provided or is under any obligation to provide any source code or other non-binary software code to any third party, whether for escrow, due to compliance with open source licenses or otherwise.

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(p)	The Disclosure Letter set forth a complete and accurate list of all open source software that has been used in, incorporated into, integrated or bundled with any Target Products distributed by or on behalf of any of the Target Companies, and for each such item of open source software: (i) the name and version number of the open source software; (ii) the name and version number of the applicable license; (iii) for any copyleft license (such as the GNU General Public License), the manner in which such open source software is used in, incorporated into, integrated or bundled with any Target Products (including, as applicable, the manner and extent to which such item of open source software interoperates with any Target Products, such as by static or dynamic linking, inheritance, pipes, files, APIs, function calls, etc.); (iv) whether such open source software was modified by or on behalf of any of the Target Companies; and (v) whether such open source software was distributed by or on behalf of any of the Target Companies. Each Target Company is in compliance with all licenses for open-source software used by such Target Company, including all license notice requirements. None of the Target Companies uses, has used or does currently plan to use any open source software or any modification or derivative thereof in a manner that would condition the license governing such open source software on any of the Target Companies' making available, in source code form or under the terms of any such open source license, any portion of Target Products that was developed by or for any of the Target Companies, or that is owned or purported to be owned by any of the Target Companies.

(q)	Except as disclosed in the Disclosure Letter, no government funding, facilities or resources of any government, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Target Intellectual Property Rights. No Governmental Authority has any rights to any Target Intellectual Property Rights.

(r)	The Disclosure Letter lists for each item of registered Intellectual Property: owner, jurisdiction, application/registration numbers, filing and issuance/registration dates, prosecution status, and for domain names, renewal dates and registry information; and any formal actions required within 90 days after Closing (including fees and filings).

(s)	No Target Company is or has been a member, promoter or contributor to any standards body that requires it to license any Target Intellectual Property to third parties, nor is any Target Company party to any Contract requiring the grant of licenses to standards-essential technology.

(t)	The Target Companies have provided correct and complete copies of each standard form of agreement used in the business, including (as applicable) employee/contractor IP assignment and confidentiality forms, nondisclosure agreements, trial/evaluation agreements, non-negotiated customer terms of service, and privacy policies. Such terms of service are valid, binding and enforceable against all parties thereto, and no Target Company has received notice of any breach or default thereunder.

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5.	Information Technology Assets

(a)	The computer systems, communication systems, software and hardware (the Information Technology Assets) used in the conduct and operation of the Target Companies' business are owned, licensed to or otherwise lawfully held and used by any of the Target Companies.

(b)	The Information Technology Assets are reasonably adequate for the current requirements of the Target Companies' business and are supported by necessary and adequate maintenance and support services.

(c)	The licenses to the software assets, including but not limited to any open-source software, included in the Information Technology Assets that is part of the Target Products, or that is used to develop, maintain or provide the Target Products will not restrict or in any other way be affected by the transactions contemplated by this Agreement.

(d)	The hardware assets included in the Information Technology Assets used in the conduct and operation of the Target Companies' business have no material defects and are in reasonable good operating condition, ordinary wear and tear exempted, and have been reasonably maintained.

(e)	Each Target Company has commercially adequate procedures to prevent unauthorized access to and the introduction of viruses or other malware into the Information Technology Assets and for the taking and storing of back-up copies of the software and data kept and processed in the Information Technology Assets.

(f)	Neither the Target Products nor the Information Technology Assets contain or have ever contained any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data (collectively, the Contaminants). There are, and for the past three (3) years have been, no material defects, technical concerns or problems in any of the Target Products that would prevent the same from performing substantially in accordance with their user specifications or functionality descriptions (collectively, the Technical Deficiencies). None of the Target Companies has received any complaints from any customers related to any Contaminants or Technical Deficiencies.

6.	Data Protection

(a)	Each Target Company has all necessary rights, and permissions, consents or authorizations as required under, and has at all times complied in all material respects with all relevant legal requirements and applicable Laws in connection with the processing, collection, use, transfer, disclosure and protection of personal data of any individuals, including but not limited to each Target Company's employees, independent contractors and customers, and this Agreement and the consummation of the transactions hereunder will not conflict with, or result in any violation or breach of, or default by any Target Company.

(b)	Each Target Company obtains and has obtained prior consent for any cookies or tracking technologies implemented in connection with Target Products as required by applicable Law. None of the Target Companies currently processes or has ever in the past processed special categories of information or sensitive data, including health or medical information, any credit card information, credit scores, financial account information, social security numbers other than those of its employees as required under applicable Laws, or any information regarding anyone that is a minor.

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(c)	None of the Target Companies has transferred or permitted the transfer of personal data originating in Switzerland or outside Switzerland, except where such transfers have complied with the requirements of applicable Laws.

(d)	None of the Target Companies has been subject of any inquiry, proceeding, formal order or audit by any Governmental Authority regarding processing, collection, use, transfer, disclosure and protection of personal data of any individuals, including but not limited to any of the Target Companies' employees, independent contractors and customers, and there is no such threatened inquiry, proceeding, formal order or audit.

(e)	No breach, security incident, ransomware attack, denial of service attack or violation of any data security policy in relation to any personal data held by any of the Target Companies has occurred or is threatened, and no circumstance has arisen in which applicable data protection Law would require any of the Target Companies to notify a Governmental Authority or any other Person of a data security breach, security incident or violation of any data security policy. None of the Target Companies nor any third party acting at the direction or authorization of such Target Company has paid (i) any perpetrator of any data breach incident or cyber-attack or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

7.	Licenses; Regulatory Matters

(a)	Each Target Company possesses all Licenses that are required in order for the Target Companies to conduct the Target Companies' business as currently conducted. All of these Licenses are valid and in full force and effect and no License will expire before the third anniversary of the date thereof.

(b)	The Licenses do not unexpectedly or otherwise unduly restrict the business or operations of the Target Companies.

(c)	Each Target Company has complied with, is in compliance with, and has at all times operated the Target Companies' business and maintained its assets in compliance with, all terms and requirements of each of these Licenses and all Laws.

(d)	Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, will cause any termination, revocation, non-renewal, suspension or modification of any License.

(e)	No Target Company has received any notification from any Governmental Authority or other Person alleging any violation of any License by such Target Company. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give any Person the right to cancel, terminate, revoke or modify any of these Licenses. There are no proceedings pending or threatened against a Target Company to cancel, terminate, revoke or modify any License.

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8.	Real Property

(a)	No Target Company owns any real property.

(b)	The Disclosure Letter contains a complete and accurate list and summary description of (i) all real property leased by each of the Target Companies and (ii) all real property leased by any or all of the Sellers and used in connection with the Target Companies' business (the Real Property Leases).

(c)	The Real Property Leases are not subject to any undisclosed amendments, side agreements, or oral arrangements.

(d)	No Target Company is in default of its lease obligations to the respective landlord.

(e)	No party to any Real Property Lease has given written notice of termination or made a claim or given notice with respect to any material breach or material default under such lease, and all such written leases are valid, binding and in full force and effect.

(f)	All options in favor of the Target Companies to extend the terms of the leases or to purchase the real property, if any, are valid, binding and in full force and effect. The Real Property Leases constitute all real property and improvements leased by a Target Company.

9.	Major Customers and Major Suppliers

(a)	The Disclosure Letter sets forth the ten largest suppliers (by spend) and the ten largest customers (by recurring revenue) for the years ended December 31, 2024 and December 31, 2025.

(b)	No customer having purchased USD 50,000 (US Dollars fifty-thousand) or more of goods or services from the Target Companies and no supplier from whom the Target Companies have purchased USD 50,000 (US Dollars fifty-thousand) or more of goods or services, in each case, during any of the years ended December 31, 2024 or December 31, 2025, has indicated that such Person intends to terminate its business relationship with the Target Companies (where it has not already ended) or that it intends to limit or alter its relationship with the Target Companies in any material respect (including with respect to pricing, volume or other terms of purchase). None of the Sellers has knowledge of any past or present fact, situation, circumstance, status, condition, occurrence, event or transaction that could reasonably be anticipated to cause or result in the termination, limitation or alteration of the relationship between any such customer or supplier and the Target Companies. No officer, director or manager of a Target Company has any ownership interest in any competitor, supplier, or customer of a Target Company (other than ownership of securities of a publicly-held corporation of which such Person owns, or has real or contingent rights to own, less than one percent (1%) of any class of outstanding securities) or any property used in the operation of the Target Companies' business. No Target Company has granted any "most favored nation" or similar pricing or terms commitments to any customer or supplier, except as set forth in the Disclosure Letter.

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(c)	Neither the Target Companies, none of the Sellers nor any of their respective current or former Representatives has, directly or indirectly (i) engaged in any fraud or other scheme to deceive any customer or vendor of a Target Company or any other Person with whom a Target Company does business; or (ii) made any bribe, kickback or other unrecorded payment to any Person seeking to influence any action or inaction by such Person, or to obtain favorable treatment in securing business or other special concessions from such Person or the business or government that such Person represents or that employs such Person, or to obtain any illegal payments or other consideration from such Person or the business or government that such Person represents or that employs such Person. Without limiting the generality of the foregoing, no Target Company has directly or indirectly made or agreed to make (whether or not such payment is lawful) any payment to obtain, or with respect to, sales other than usual and regular compensation to its employees and sales representatives with respect to such sales.

10.	Employment

(a)	No employee of any Target Company has a notice period longer than three (3) months, nor is there any termination compensation payable for termination on due notice that would exceed the equivalent of three (3) months' salary. All employment agreements are entered into on terms and conditions substantially in accordance with those described in the Disclosure Letter or the employment agreements attached thereto. There are no material salary increases resolved but not yet implemented. There are no employment or benefit agreements, plans or arrangements entitling the employee to severance or other payments upon a change of control of the Target or any Target Company. There are no outstanding loans between a Target Company and any of its employees.

(b)	As of the date hereof, none of the Key Persons has given notice to terminate his or her employment agreement, nor has notice to terminate been given by any of the Target Companies. No amendment to the terms and conditions on which such Key Persons have been engaged (including remuneration and ancillary fringe benefits) has been made since December 31, 2025. No Key Person of the Target Companies intends to terminate employment with the Target Companies prior to, at or following the Closing.

(c)	The Target Companies have fully complied with all obligations arising out of collective bargaining agreements, in particular any social plans (Sozialpläne). There have not been any disputes with, nor are threatened any disputes with any Governmental Authority, any works council or other employee representatives. There have not been, nor are threatened any strikes, work stoppages or similar disputes between any of the Target Companies or the Sellers and any of the employees in connection with their employment in the Target Companies. No mass dismissals, in particular those which would give rise to any notification to public, governmental or self-regulatory authorities, have been announced since December 31, 2025 or are being planned.

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(d)	The Disclosure Letter contains true and accurate information on the senior executive officers and managers of the Target Companies and their respective annual salaries, bonuses and other compensation, including, but not limited to, directors' fees, and any bonus, incentive or other payments payable to such persons by the Sellers or any of the Target Companies.

(e)	Each of the Target Companies complies and has at all times complied with all applicable Laws and all applicable orders, all contractual obligations and employment practices, including terms and conditions of employment, wages and hours, vacation entitlements, pension benefits, sick pay, rightful dismissal requirements, employee representation body consultation requirements, equal and fair employment and nondiscrimination, immigration status, employee safety and health/work environment in all material respects. Without limiting the generality of the foregoing, no unresolved claim has been received by any of the Target Companies, and no action, suit, investigation or proceeding is pending against any of the Target Companies before any Governmental Authority, involving or alleging that such Target Company has violated or not complied with any such applicable Law or applicable order, contractual obligation, and no such prior claim or action, suit, investigation or proceeding has been resolved by the concluding, accepting or receiving a settlement agreement, a consent decree or a citation by a Governmental Authority.

(f)	Each of the Target Companies has at all times satisfied all requirements and preconditions applicable to any subsidies, government aids and public grants (including but not limited to any COVID 19-aids) and there is no investigation or proceeding against any of the Target Companies or any circumstances known implicating that any such subsidy, government aid or public grant may be revoked or subject to repayment by any Target Company, or implicating that any employee of any of the Target Companies may bring a compensation claim as a consequence of the implementation by such Target Company of any furlough scheme associated with a subsidy, government aid or public grant.

(g)	None of the Target Companies has any outstanding liabilities to any present or former employees other than: (i) arrears of remuneration accrued or due in respect of the current pay period; (ii) arrears of holiday pay; or (iii) for reimbursement of business expenses.

(h)	Except as disclosed in the Disclosure Letter, none of the Target Companies engages any self-employed consultants or third-party staff to perform services in its business and has not done so for the last three years. There are no self-employed persons that are being or should have been treated for Tax purposes or under applicable Law as employees of a Target Company.

(i)	No (current or former) employee of any of the Target Companies is in a position to (i) claim a right of ownership or disposal, a right to compensation or otherwise challenge such Target Company's full and unlimited ownership right in respect of any Intellectual Property Rights in the development of which the (current or former) employee of such Target Company was or is involved; or (ii) challenge such Target Company's unlimited right to commercialize any such Intellectual Property Rights.

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(j)	To the Sellers' Best Knowledge, each Target Company is in compliance with all applicable material contractual and legal obligations relating to employees. The Company is not delinquent in any payments to any employee or individual independent contractor for any wages; salaries; commissions; bonuses; fees or other compensation due with respect to any services performed for it to the date hereof or amounts required to be reimbursed to such employees or individual independent contractors. None of the Target Companies is, or has been since January 1, 2023, subject to pending or threatened in writing Actions with any employees, independent contractors, Governmental Authorities, works councils or other employee representatives (including, without limitation, allegations of employment discrimination; sexual harassment or retaliation, or any other claim capable of being heard in civil courts), or any former employee or worker of any Target Company or any person formerly engaged by any Target Company.

(k)	Within the last three (3) years: (i) no employee or independent contractor has made any allegation of sexual harassment against any Target Company or against any employee; and (ii) no Target Company has entered into any settlement agreements related to allegations of sexual harassment made by an employee or independent contractor. To the Sellers' Best Knowledge, there is no, and during the last three (3) years there has been no consensual or non-consensual sexual relationship between: (i) any beneficial owner, officer or executive-level employee of any Target Company on the one hand, and any current or former employee or independent contractor on the other hand; or (ii) between any supervisory employee of any Target Company on the one hand, and any current or former employee or independent contractor within the same reporting structure on the other hand.

11.	Material Contracts

(a)	Annex 7.1(a)(ii).11 sets forth a complete and accurate list of all contracts, commitments or undertakings relating to the Target Companies' business in effect as of the date hereof to which any Target Company or the Sellers are a party (the Material Contracts), and which:

(i)	provide for an aggregate Liability of one or more of the Target Companies of more than USD 50,000; (US Dollars fifty thousand)

(ii)	are distribution, agency, sales representative, marketing, franchise or other similar agreements for the sale or distribution of Target Products;

(iii)	are agreements for the sale or distribution of Target Products requiring annual payments of USD 50,000 (US Dollars fifty thousand) or more;

(iv)	are agreements for the purchase of materials, supplies, goods, services, equipment or other assets requiring annual payments of USD 50,000 (US Dollars fifty thousand) or more;

(v)	are a lease of real property;

(vi)	grant exclusive rights or exclusivity to any party thereto;

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(vii)	contain any provision that refers to a change of control of any Target Company;

(viii)	relate to cloud hosting or other infrastructure services;

(ix)	govern the Target Companies' use of any third party APIs;

(x)	provide for distribution, integration or co offering of products or services (including agency, reseller, referral or channel agreements);

(xi)	require customers to deviate from standard terms of service;

(xii)	provide for indemnification with officers or directors;

(xiii)	restrict any of the Target Companies from engaging in or competing in any line of business or with any Person;

(xiv)	are agreements relating to, whether incurred, assumed, guaranteed or secured by any asset, Indebtedness for borrowed money, financial lease arrangements, or factoring or similar receivable financing arrangements or interest rate or currency hedging arrangements, or any counterindemnities in respect of letters of credit, performance bonds or similar surety arrangements;

(xv)	relate to the acquisition or disposal by a Target Company during the previous three (3) years of a company, business or real property;

(xvi)	constitute a partnership, joint-venture or similar agreement or arrangement material for the business;

(xvii)	constitute a collective bargaining agreement or a social plan which is in effect and not fully performed, to the extent applicable to the Target Companies;

(xviii)	constitute a Contract: (A) relating to material licensed Intellectual Property Rights (but excluding commercially available off-the-shelf licenses for Software with an annual fee of less than USD 25,000 (US Dollars twenty-five thousand), and open source Software licenses); (B) under which any Person (other than an employee of a Target Company) has developed an Intellectual Property Right for a Target Company that is used the business or operations of a Target Company, or (C) entered into to settle or resolve any intellectual property-related dispute or litigation, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements;

(xix)	contain any guarantee, indemnity or similar undertaking in respect of a third party obligation in excess of USD 15,000 (US Dollars fifteen thousand) or the equivalent thereof in any other currency calculated on the date hereof;

(xx)	constitute contracts of employment with any director, officer or employee of any of the Target Companies, or a consultancy or agency contract, which requires annual payments in excess of USD 100,000 (US Dollars one hundred thousand);

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(xxi)	constitute contracts with, or that requires the retention of or payment to, an investment bank, broker, financial advisor, accountant, attorney or other advisor;

(xxii)	constitute agreements or arrangements with any Seller or any of their respective Affiliates, or any director or officer of any Seller or any of their Affiliates;

(xxiii)	contain any off-balance sheet borrowing arrangement (including factoring arrangements); and

(xxiv)	contain any preservation of title, sale and lease-back or similar arrangements concerning the assets, property or rights used in the Target Companies' business.

(b)	All of the Material Contracts are in full force and effect and are valid and enforceable by the Target Company party thereto in accordance with their terms. The Target Companies and their counterparties have performed and are in compliance with all material obligations arising out of the Material Contracts, and no notice of termination has been received or given by either party. None of the Sellers nor any Target Company has received a notification from any party to any of the Material Contracts alleging any violation of any Material Contract or Law by a Target Company. To the Sellers' Best Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give a Target Company or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract. There are no renegotiations, attempts to renegotiate or outstanding rights to negotiate any amount to be paid or payable to or by a Target Company under any Material Contract, and no Person has made any demand for renegotiation of any Material Contract. No Target Company has released or waived any of its rights under any Material Contract. The Sellers have provided to the Buyer a true, correct and complete copy of each Material Contract, together with all amendments, waivers and other changes thereto.

12.	Insurance

(a)	The Disclosure Letter sets forth a complete and correct list of all insurance policies carried by, or covering, the Target Companies with respect to the Target Companies' assets, business, operations, employees, officers and directors (the Insurance Policies), together with, in respect of each such policy, the name of the insurer and the risk insured against. The Target Companies maintain Insurance Policies in at least such amounts and at least at such risks and for such assets as are usually insured by comparable companies engaged in the same or similar business.

(b)	All Insurance Policies are in full force and effect, all outstanding premiums with respect to the Insurance Policies have been paid in full, and there are no pending claims under the Insurance Policies and there have been no claims made by the Company within the past three (3) years that have been questioned, disputed or for which coverage has been denied. The Target Companies have complied with the terms and provisions of the Insurance Policies, and no Target Company has failed to give any notice or present any claim under any Insurance Policy in a timely fashion or as required by any Insurance Policy. No Target Company has any self-insurance programs or other arrangements.

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(c)	As of the date of this Agreement, no written, or to the Sellers' Best Knowledge, other notice of cancellation, termination or revocation or other notice of premium increase, material alteration of coverage, or that any such Insurance Policies are no longer in full force or effect or that the issuer of any such Insurance Policies is not willing or able to perform its obligations thereunder has been received by any of the Target Companies with respect to any such Insurance Policies.

13.	Litigation

(a)	As of the date of this Agreement and during the last three (3) years, there are no and have not been any Actions (including Actions seeking injunctive relief) pending before any court or arbitrator or any other Governmental Authority, or threatened against any Target Company or in which any Target Company is otherwise involved or otherwise relating to the business, assets or properties, and no facts or circumstances exist that could reasonably be expected to result in any such Action.

(b)	Except for ordinary and routine customer debt collection proceedings, none of the Target Companies has within the past five (5) years either been a plaintiff, a defendant or otherwise a named party in any Action before any court or arbitrator or any other Governmental Authority.

(c)	There are no outstanding settlement agreements or similar written agreements with any Governmental Authority or other Person and no outstanding orders issued by any Governmental Authority against any Target Company.

(d)	There is no Action pending against, or threatened against or affecting, any Seller before any court or arbitrator or any other Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

14.	Absence of Certain Changes or Events

(a)	Since the Most Recent Fiscal Year End, save as set forth otherwise in the Disclosure Letter, (i) the Target Companies' business has been carried on in the ordinary course of business consistent with past practice and at arm's length, and (ii) until the date hereof, no Material Adverse Effect has occurred and no event has occurred which could reasonably be expected to result in a Material Adverse Effect, and neither the Sellers with respect to the Target Companies' business nor any of the Target Companies have:

(i)	amended their respective articles of association, by-laws or similar constitutive documents; or

(ii)	acquired, or agreed to acquire, by merger, consolidation, purchase of stock or assets or otherwise any business or companies (be it a corporation, partnership, association or other business organization); or

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(iii)	altered their respective outstanding capital stock or equity securities or declared, set aside, made or paid any dividend in respect of its capital stock or equity securities (in cash or otherwise) or purchased or redeemed any of its capital stock or other equity securities; or

(iv)	issued or sold, or agreed to issue or sell, to any Person other than any Target Company, any of their respective capital stock or other equity interest or any options, warrants or other rights to purchase any such shares or other equity interest or any securities convertible into or exchangeable for such shares or equity interests or purchased, or agreed to purchase, any such securities of any Person other than any Target Company; or

(v)	made or agreed to make any individual capital expenditure in excess of USD 50,000 (US Dollars fifty thousand) and made or agreed to make aggregate capital expenditures in excess of USD 100,000 (US Dollars hundred thousand); or

(vi)	reorganized, dissolved or entered into any plan of liquidation or dissolution or similar proceeding; or

(vii)	sold, transferred, leased or pledged any assets, tangible or intangible with an individual value in excess of USD 10,000 (US Dollars ten thousand) and for an aggregate value in excess of USD 50,000 (US Dollars fifty thousand), except in the ordinary course of business; or

(viii)	entered into any individual transaction or commitment made or any contract or agreement entered into by any of the Target Companies involving USD 50,000 (US Dollars fifty thousand) or more, or any series of related transactions or commitments made or contracts or agreements entered into involving, in the aggregate, USD 100,000 (US Dollars hundred thousand) or more; or

(ix)	made or taken up any loan or extension of credit, advance or capital contributions to or investment in any Person involving USD 10,000 (US Dollars ten thousand) or more; or

(x)	incurred, assumed or guaranteed any Indebtedness for borrowed money; or

(xi)	made any accrual of Liability by any of the Target Companies to any of the Sellers or any of their Affiliates except in the ordinary course of business consistent with past practices; or

(xii)	made any termination, cancellation, amendment or variation of, or any waiver or relinquishment of any obligation, liability, right or benefit under, any Material Contract; or

(xiii)	increased the compensation payable to any of the Target Companies' directors, officers or employees other than in accordance with existing agreements or collective bargaining arrangements; or

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(xiv)	incurred any damage to or destruction or loss of any asset or property of any Target Company, whether or not covered by insurance, in excess of USD 10,000 (US Dollars ten thousand); or

(xv)	made any change in any method of accounting or accounting, computation or reporting practice, including in respect of Taxes, except for any such change required by reason of a concurrent change in generally accepted accounting principles or Law; or

(xvi)	committed to do any of the foregoing.

(b)	In addition, since the Most Recent Fiscal Year End, save as set forth otherwise in the Disclosure Letter:

(i)	the Target's accounts receivable have arisen and accrued and have been collected in the ordinary course of business consistent with past practices;

(ii)	the Target's accounts payable have accrued and have been paid in the ordinary course of business consistent with past practices.

15.	Fair Disclosure

All information disclosed by the Sellers to the Buyer is true and not misleading and provides a fair and accurate picture of the business and financial situation of the Target Companies individually and on a consolidated level.

16.	Compliance

(a)	The Target Companies:

(i)	have complied in the past six (6) years before the date hereof and are in compliance in all material respects with the Laws and Orders applicable to them, and no Action has been filed or commenced or threatened in writing alleging any failure to so comply; and

(ii)	have obtained all material Permits required under applicable Law to operate their business as currently conducted and all such Permits are in full force and effect.

(b)	No investigations, enquiries or proceedings are pending or have been threatened in writing which could result in the suspension or revocation of any Permits necessary to operate the Target Companies' business as currently conducted.

(c)	In the past six (6) years before the date hereof, the Target Companies (including any of their directors, officers or employees, or to the Sellers' Best Knowledge, any contractors) have not(x) made, offered or authorized use of any corporate funds or provided anything of value (i) for unlawful payments, contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) to foreign or domestic government officials or employees of third parties or other Persons in violation of anti-corruption or anti-bribery Laws applicable to the Target Companies, or (iii) for a bribe, rebate, payoff, influence payment, kickback or other similar payment in violation of any Law applicable to the Target Companies or (y) otherwise taken any act that would cause a Target Company to be in violation of Anti-Corruption Laws. No Target Company has received any written, or to the Sellers' Best Knowledge, oral communication during the past six (6) years, from any Governmental Authority that alleges that any Target Company is not or may not be in compliance with, or has, or may have, any liability under Anti-Corruption Laws.

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(d)	The Target Companies are, and to the Sellers' Best Knowledge, their directors, officers, managers, and employees and agents acting on their behalf, and during the last six (6) years, have been in compliance in all material respects with applicable U.S. and foreign economic sanctions Laws, including economic sanctions administered by OFAC, and all applicable Laws pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State. No Target Company is nor, to the Sellers' Best Knowledge, is any director, officer, manager, or employee of any Target Company or any agent acting on their behalf, the target of Sanctions, including any Sanctions administered by OFAC or the United States State Departments of Commerce and State. To the Sellers' Best Knowledge, no Target Company conducts any business or has for the past six (6) years conducted any business with any Person that is the target of Sanctions as of the date of this Agreement, including any Person that appears on any Sanctioned Party List.

(e)	The Target Companies have obtained all required export and import licenses and authorizations and are in compliance with the terms thereof; there are no pending or, to the Sellers’ Best Knowledge, threatened claims related to export controls or sanctions, and no actions or circumstances reasonably expected to give rise to future claims. Internal controls, policies and procedures are established and maintained to ensure compliance with export controls and Sanctions.

(f)	No Target Company, nor, to the Sellers' Best Knowledge, any directors, officers, employees, or agents acting on their behalf, or any Person controlling any of the foregoing, is (i) identified on any Sanctioned Party List or (ii) located, organized under the Laws of, or resident in a country or territory that is itself the subject of U.S. or foreign economic sanctions.

(g)	The operations of the Target Companies are and have been conducted at all times during the past six (6) years in compliance with and without written notice of violation of any and all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Target Companies conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority.

(h)	To the Sellers' Best Knowledge, there are no pending or threatened legal, regulatory, or judicial requirements or other Orders by any Governmental Authority that could have a material effect on the ability or cost to the Target Companies to export, import or sell any items to, from, or in any country.

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(i)	The Target Companies have not been and are not bound by (and are not concerned in) any non-competition undertakings or any agreement, arrangement or concerted practice nor are they carrying on any practice, which in whole or in part may contravene or may be invalidated by any anti-trust, fair trading, dumping, state aid, consumer protection or similar Laws in any jurisdiction. In particular and without prejudice to the generality of the foregoing, the Target Companies have not been and are not bound by any agreement, arrangement or concerted practice, nor are they carrying on any practice which in whole or in part may contravene Section 81(1) or 82 of the EC Treaty or any domestic equivalent, or which otherwise infringes the competition Laws or practice of any jurisdiction, or in respect of which any filing, registration or notification may be required pursuant to the Laws referred above. There are no pending or threatened proceedings or investigations regarding unfair competition practices of the Target Companies. None of the Target Companies has received any process, notice or other communication (formal or informal) by or on behalf of any Governmental Authority having jurisdiction in competition matters in relation to (i) any agreements, arrangement, concerted practice or course of conduct to which any Target Company is, or is alleged to be, a party; or (ii) any action, conduct, practice or behavior of any Target Company; or (iii) any other discharge of that Governmental Authority's regulatory functions, other than any such process, notice or other communication received from any such Governmental Authority in connection with an application, a notification or any other form of submission seeking merger clearance under applicable Laws in any relevant jurisdiction.

17.	No Subsidies

No Target Company has received any subsidies, aid or relief from any Governmental Authority or organization (including but not limited to Tax relief), which will be or may have to be repaid due to the execution or the consummation of the transactions contemplated by this Agreement or otherwise.

18.	Environment, Health and Safety

(a)	Each Target Company has complied and is in compliance, in each case in all material respects, with all Environmental, Health, and Safety Requirements applicable to its business, assets and properties.

(b)	No Target Company has received any written notice, claim, complaint, citation, order, demand, report or other written communication regarding any actual or alleged violation of any Environmental, Health, and Safety Requirement, or regarding any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any Target Company, its current or former facilities or any real property currently or formerly owned, leased or operated by any Target Company, arising under any Environmental, Health, and Safety Requirement.

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(c)	There are no hazardous materials present on or in the environment at any properties owned, operated or otherwise used by any of the Target Companies or at any geologically or hydrologically adjoining property, either temporary or permanent, and deposited or located in any part of the properties or such adjoining property. No Target Company or any other Person for whose conduct they are or may be held responsible, has permitted or conducted any hazardous activity conducted with respect to the properties in which any Target Company has or had an interest.

(d)	There are no contaminated sites (Altlasten) at any property owned, leased, operated or otherwise used by the Target that could give rise to Liability of the Target.

(e)	No activities of the Target, no property, no assets and no facilities used or owned by the Target are or have been the source of any pollution or damage to human health or the environment.

(f)	No dangerous or toxic wastes or substances are or have been used, produced, generated, stored or treated on land currently owned, used or leased, or which has been owned, used or leased in the past, by the Target, and no Target Company has shipped or caused the shipment of any dangerous or toxic wastes or substances nor disposed or caused the disposal of wastes on sites other than those specifically designed for their storage, treatment or destruction and other than in compliance with applicable Laws.

(g)	There are no prohibitions, injunctions, restrictions or limitations on the free use or disposal by the Target of any of its movable assets, real property arising from their environmental condition, and there are no facts or circumstances which may provide a basis for any such prohibition, injunction, restriction or limitation.

(h)	The Target Companies are not and will not be liable for any clean-up, remediation or other response action regarding soil or ground-water or any real property, buildings or premises currently or previously owned, operated or possessed by any Target Company with respect to any activities that have taken place prior to the Closing, and the Target Companies do not have, nor will they have in the future, any other Liability related to the environment, including without limitation, related to compensation of Environmental Damage, to property of third parties or to the health of private individuals with respect to any activities that have taken place prior to the Closing.

(i)	The Sellers have furnished to the Buyer all environmental audit reports and other material environmental documents relating to the land, premises or facilities that have been or are used, operated or owned by the Target, or relating to the operations or products of the Target which are in their possession or under their reasonable control.

19.	Products

(a)	The Target Products performed, sold or distributed by the Target Companies have, at all times up to and including the performance, sale and distribution thereof, complied with all material requirements of applicable Laws, including in relation to information and marketing, and with all material warranties and all material promises or affirmations of fact made in or otherwise in connection with their performance, sale and/or distribution.

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(b)	Except as disclosed in the Disclosure Letter, there are no unresolved complaints alleging that Target Products performed, sold or distributed by the Target Companies do not meet the requirements of applicable Laws, suffer from design defects or do not conform with any sales warranties or any promises or affirmations of fact made in product brochures or manuals or otherwise in connection with their sale and distribution. Adequate reserves have been made in the Financial Statements to cover in full the potential liabilities and costs and expenses that are reasonably expected to result from such unresolved complaints.

20.	Product Liability

(a)	There are no actions commenced, brought, conducted, pending, heard by or before any court or other Governmental Authority or any arbitrator or arbitration panel or threatened, notice of violation or investigation or other notice from, by or before any Governmental Authority relating to or involving any Target Product.

(b)	There has not been, nor is there under consideration by any Target Company, any product recall or post-sale warning of a material nature conducted by or on behalf of any Target Company concerning any Target Product. All Target Products materially complied and comply with applicable Laws, and there have not been and there are no material defects or deficiencies in any such products. During the six (6)-year period prior to the date hereof, each of the Target Products have been in conformity in all material respects with the specifications for such product, all applicable contractual commitments and all applicable express and implied warranties. No Target Products is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, license or lease or beyond that implied or imposed by applicable Law. The standard terms or end user license agreement for each of the Target Products as in effect on the date hereof have been disclosed in the Disclosure Letter. All Target Products sold to any third party during the six (6)-year period prior to the date hereof were performed in conformity in all material respects with the terms and requirements of all applicable express and implied warranties and all applicable services agreements.

21.	Social Security, Pensions and Benefit Plans

(a)	Particulars of all plans, agreements or arrangements for the payment of pensions, allowances, lump sums or other benefits on retirement or death or during periods of sickness or disablement for the benefit of any current or former director, officer or employee of any of the Target Companies or any of their dependents (the Employee Benefit Plans) are disclosed in the Disclosure Letter and, save in respect thereof, the Target Companies have no obligation to provide or contribute to the provision of any retirement, death, sickness, disability or other benefit (plan) for or in respect of any of the current or former directors, officers or employees of the Target Companies or any of their dependents nor has any proposal been announced or agreement been reached to establish or contribute to any arrangement providing any such benefits. Each Employee Benefit Plan has been established and administered in accordance with its terms and in compliance with applicable Laws.

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(b)	All social security, Employee Benefit Plan and similar contributions and payments due and payable by the Target Companies in favor of their directors, officers, employees and any of their dependents under applicable Law or the terms of any Employee Benefit Plan in respect of any period prior to (and including) the Closing Date have been fully paid or duly provided for in the Financial Statements. None of the Employee Benefit Plans has any accumulated funding deficiency.

22.	Books and Records; Bank Accounts

(a)	The share ledgers and other shareholder records for each of the Target Companies are complete and correct and have been maintained in accordance with good business practices and the applicable Laws since formation. At the Closing, all of those books and records will be in the possession of the Company.

(b)	All files, systems, data, books and records of the Target Companies relating to procurement, supply, manufacture, processing, sales, customers, invoices, inventories, personnel and Material Contracts are complete and accurate and have been maintained in accordance with good business practices and the applicable Laws and, at the Closing, will be in the possession of the Company.

(c)	The Disclosure Letter contains a true and correct list of the names of each bank or other financial institution, in which any of the Target Companies has an account, and the names of all persons authorized to draw thereon or to have access thereto.

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Annex 7.1(A) – Disclosure Letter

[separate document]

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Annex 7.1(a)(i).2(b) – Organizational Documents of each of the Target Companies

[separate documents]

The Sellers hereby confirm that the documents attached hereto remain current and have not been altered or amended in any way since their issuance.

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Annex 7.1(a)(ii).2(l) – Tax Rulings of Target Companies

[separate documents]

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Annex 7.1(a)(ii).5(b) – Surviving Related Agreements

(a)	Employment Agreements between FC, MD and MG, respectively, and the Company;

(b)	Purchase Agreement between the Subsidiary and PE regarding the sale and purchase of the vehicle formerly owned by the Subsidiary;

(c)	Unwritten domiciliation agreements between the Company and FC as well as between the Subsidiary and PE regarding domiciliation of the Company and the Subsidiary, respectively.

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Annex 7.1(a)(ii).11 – Material Contracts

[separate document]

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Annex 7.2 – Representations of the Buyer

(a)	The Buyer is a corporation duly incorporated and organized and validly existing under the Laws of its place of incorporation, and has the full corporate capacity, power and authority to own or use its assets and properties and to conduct its business as the same is presently being conducted.

(b)	The Buyer has the full power and authority to enter into this Agreement and any transactions contemplated hereunder and to perform its respective obligations. This Agreement constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except to the extent that the enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors' rights generally. There exist no limitations under applicable Law, the constituting or governing documents of the Buyer or any contracts by which the Buyer is bound that would prevent the Buyer from entering into or performing its obligations under this Agreement.

(c)	No authorizations, permits or consents are required from any Governmental Authority or any third party for the execution and the consummation of the transactions contemplated by this Agreement.

(d)	There are no Actions pending or threatened against the Buyer or any of its Affiliates challenging the validity of this Agreement or any transaction contemplated in this Agreement, or which would operate to hinder or substantially impair the consummation of the transactions contemplated by this Agreement.

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